UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[**X**]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended <u>December 31, 2003</u>

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _____ to _____

Commission File Number: <u>0-27524</u>

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
(Exact name of Registrant as specified in its charter)

Province of British Columbia (Canada)
(Jurisdiction of incorporation or organization)

Suite 105 -1700 West 75th Avenue
Vancouver, British Columbia
V6P 6G2 Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common
stock as of the close of the period covered by the annual report:

Title of Each Class	Outstanding at December 31, 2003
Common Shares Without Par Value	**69,915,654**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section
13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such
shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.   Yes [**X**]   No [   ]

1

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [**X**]   Item 18 [   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [   ]   No [   ]   Not applicable [**X**]

This report contains statements of a forward-looking nature relating to future events or our future performance. These statements are only predictions and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this report which could cause actual results to differ materially from those expressed in or implied by, any forward-looking statements, including those set forth in "Risk Factors" See "Cautionary Note Regarding Forward-Looking Statements".

TABLE OF CONTENTS

Page

Part I

Item 1. Identity Of Directors, Senior Management and Advisers

Not applicable, this is an Annual Report only.

Item 2. Offer Statistics and Expected Timetable

Not applicable, this is an Annual Report only.

Item 3. Key Information

A. Selected financial data

The following table represents selected consolidated financial information of DynaMotive Energy Systems Corporation. The table should be read together with "Item 5. Operating and Financial Review and Prospects." Except as otherwise indicated, the following selected financial data have been prepared in accordance with Canadian generally accepted accounting principles.

			Fiscal Year		
	2003	**2002**	**2001**	**2000**	**1999**
(US Dollars)					
Results of operations:					
Revenue	—	68,569	274,360	907,744	1,259,668
Loss from operations	**(4,995,624)**	(3,733,499)	(5,798,827)	(4,863,482)	(2,444,931)
Loss from continuing operations	**(4,921,650)**	(4,366,454)	(6,437,461)	(4,756,873)	(2,444,931)
Net loss per Cdn GAAP	**(4,984,681)**	(5,261,607)	(6,838,264)	(4,756,873)	(2,444,931)
Net loss per US GAAP	**(4,984,681)**	(5,264,469)	(6,602,892)	(6,103,362)	(2,638,157)
Net loss per share Cdn GAAP	**(0.09)**	(0.12)	(0.19)	(0.15)	(0.11)
Net loss per share US GAAP	**(0.09)**	(0.12)	(0.18)	(0.12)	(0.29)
Net loss from continuing operation per share	**(0.09)**	(0.10)	(0.18)	(0.15)	(0.11)
Financial position at year-end:					
Total assets, Cdn GAAP	**3,759,605**	1,285,813	6,454,399	4,469,120	2,312,435
US GAAP	**3,759,605**	1,285,813	6,457,263	4,390,740	2,232,666
Total liabilities, Cdn GAAP	**2,035,168**	1,957,625	5,179,271	898,374	892,850
US GAAP	**2,035,168**	1,957,625	5,179,271	898,374	892,850
Shareholder's equity, Cdn GAAP	**1,724,437**	(671,812)	1,275,128	3,570,746	1,419,585
Shareholder's equity, US GAAP	**1,724,437**	(671,812)	1,277,992	3,492,366	1,339,816
Deficit, Cdn GAAP	**(36,136,236)**	(31,151,555)	(25,773,048)	(18,934,784)	(14,177,911)
US GAAP	**(38,603,514)**	(33,618,833)	(28,354,364)	(21,381,691)	(15,648,110)
Common shares issued	**69,915,654**	49,941,000	40,942,115	35,851,060	24,617,402

During 2003, significant impacts to results of operations and financial condition and comparability of results of operations and financial condition in 2003 versus 2002 occurred principally due to completing the divestiture of the operating assets of the

4

Company's DynaPower subsidiary in April 2002, the December 2002 liquidation of the Company's 75% owned subsidiary Border BioFuels Ltd. ("BBL") and the commencement of construction of the Company's 100tpd commercial demonstration plant during 2003. The liquidation of BBL is described in Item 8(b), and included in the Company's consolidated financial statements as Discontinued Operations. The Company is now solely focused on BioOil related activities.

B. Capitalization and indebtedness

Not applicable, this is an Annual Report only.

C. Reasons for the offer and use of proceeds

Not applicable, this is an Annual Report only.

D. Risk factors

RISK FACTORS

You should carefully consider the risks, uncertainties and other factors described below because they could materially and adversely affect our business, financial condition, operating results, prospects and or the market price of our common shares. This Risk Factors section is written in accordance with U.S. Securities and Exchange Commission's "plain English" guidelines. In this section, the words "we," "us," "our" and "ours" refer only to the Company and its subsidiaries and not any other person.

RISKS RELATED TO OUR OPERATIONS

WE HAVE INCURRED NET LOSSES SINCE COMMENCING BUSINESS AND EXPECT FUTURE LOSSES

We have had limited revenues to date and have not shown a profit since inception. The Company had a net loss of $4,984,681 for the year ended December 31, 2003 as well as a net loss of $5,261,607 for the year ended December 31, 2002. As this is a new business, we may experience typical problems, difficulties, complications and delays. We expect to show a substantial net loss for the year ended 2004. We do not expect revenues to increase in any significant way until we have successfully established commercial BioOil operations. Accordingly, we may not be able to operate profitably on a consistent basis, if at all.

WE HAVE LIMITED FINANCIAL AND MANAGEMENT RESOURCES TO PURSUE OUR GROWTH STRATEGY

Our growth strategy may place a significant strain on our management, operational and financial resources. We have negative cash flow from operations and continue to seek additional capital. We will likely have to obtain additional capital either through debt or equity financing to continue our research and development strategies. There can be no assurance, however, that we will be able to obtain such financing on terms acceptable to the Company. If adequate funds are not available when needed, we may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of our products or research and development programs.

If we raise additional funds through the issuance of equity or convertible securities, these new securities may contain certain rights, preferences or privileges that are senior to those of our Common Shares. Additionally, the percentage of ownership of the Company held by existing shareholders will be reduced.

WE MUST DEVELOP AND EXPAND OUR SALES AND MARKETING CAPABILITIES

Our sales and marketing experience is very limited. We will be required to further develop our marketing and sales force in order to effectively demonstrate the advantages of our technology over more traditional technology, as well as other competitors' technology. We may not be able to establish adequate sales and distribution capabilities, and there is no guarantee that our sales and marketing experience will be successful.

WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS

Patents and other intellectual property are a critical aspect of the present operation and future success of our business. Policing unauthorized use of our proprietary technologies and other intellectual rights could entail significant expense and could be difficult or impossible, particularly given that the laws of some countries afford little or no effective protection of our intellectual property. Given the nature of our business, third parties may bring claims of copyright, patent or trademark infringement against us. Further, third parties may claim that we have misappropriated their creative ideas or otherwise infringed on their proprietary rights in connection with our technologies. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing agreements or prevent us from using important technologies or methods.

OUR TECHNOLOGY HAS NOT YET BEEN COMMERCIALIZED

To date, our technology has been tested only at a pre-commercial scale. Full commercialization may expose operational flaws and unanticipated costs that may inhibit market acceptance.

OUR MARKET IS VERY COMPETITIVE

The markets for our products and technologies are traditionally highly competitive, and other providers of products and technologies have various advantages and disadvantages in competition with ours. Many of our competitors have established long-standing relationships with power generation companies, utilities, manufacturers and others that we view as potential customers. Most competitors also have substantially greater access to capital and technical resources than we do and may therefore have a significant competitive advantage.

Our primary technologies face market acceptance barriers that do not affect already established technologies. To date, our primary technologies and products have gained only limited market acceptance and have generated no revenues.

WE MAY BE SUBJECT TO HAZARDOUS WASTE LIABILITIES

BioOil and some of its derivative products may be deemed to be hazardous wastes for which a liability may be imposed upon us should any contamination from improper storage or handling occur. Liability costs associated with environmental cleanups of contaminated sites historically have been very high as have been the level of fines imposed by regularity authorities upon parties deemed to be responsible for environmental contamination. We have obtained limited insurance protection but this may not be sufficient insurance protection from such liabilities if they should ever arise. If contamination should take place for which we are deemed to be liable, potentially liable or a responsible party, the resulting costs could have a material effect on our business.

OUR BUSINESS WILL SUFFER IF WE LOSE KEY SKILLED PERSONNEL

We are dependent on certain members of our management and engineering staff, and if we lose their services our business could be severely impacted. In particular, we rely on the services of our Chief Executive Officer and Chief Technology Officer. In addition, our ability to manage growth effectively will require that we continue to implement and improve our management systems and recruit and train new employees. We may not be able to successfully attract and hire skilled and experienced personnel.

OUR STRATEGIC ALLIANCES MAY NOT ACHIEVE THEIR GOALS

We expect to partially rely on strategic alliances for development contracts, assistance in research and development and marketing expertise. Even if we are successful in forming these alliances, they may not achieve their goals.

RISKS RELATED TO OUR COMMON SHARES

THE ABILITY TO TRADE THE COMPANY'S STOCK MAY BE LIMITED

Shares of the Company's Common Shares currently trade only upon the Over-the-Counter Bulletin Board market. This may not provide the same liquidity for the trading of securities as the Nasdaq or other exchange. Because our shares are not listed on Nasdaq or any other exchange, the Company's stock presently comes within the definition of a "penny stock" as defined in the Securities Exchange Act of 1934 and the rules under that Act.

Generally, the penny stock rules require a broker-dealer, before a transaction in a penny stock to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Therefore, investors may find it more difficult to sell their shares.

OUR STOCK'S TRADING PRICE MAY BE SUBJECT TO MARKET VOLATILITY

In recent years, the stock market in general, and the prices of stock of technology companies including our own, have experienced extreme price fluctuations, sometimes without regard to the fundamentals of the particular company. These broad market and industry fluctuations may adversely affect the market price of our Common Shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 that reflect our current expectations about our future results, performance, prospects and opportunities. Where possible, the forward-looking statements are identified by words such as "believes," "anticipates," "plans," "expects," "seeks," "estimates," "intends," "may," "will," and other similar expressions; however, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterization of future events or circumstances are forward-looking statements. The forward-looking statements are subject to significant risks, uncertainties and other factors including those identified in the "Risk Factors" section of this Form 20-F, which may cause actual results to differ materially from those expressed in or

implied by, these statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances occurring subsequent to the filing of this report or for any other reason.

Item 4. Information On The Company

A. History and development of the Company

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called BioTherm™, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Information for the total revenues by category of activity and geographic market for each of the last three years is detailed in Note 16 to the Consolidated Financial Statements.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with no emissions or waste byproducts.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of December 31, 2003, the Company had six wholly-owned subsidiaries: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), and DynaMotive Canada, Inc. (incorporated in Canada in November 2000), the West Lorne BioOil Co-Generation Limited Partnership formed under the laws of Ontario, DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill™ Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive and the Company's wholly-owned subsidiary, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd. (BBL), a United Kingdom company, in April, 2001. In 2002, BBL became insolvent and the Company now treats it as a discontinued operation.

In this report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 105 – 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

B. Business Overview

Financial information concerning the Company's industry segments is summarized in Note 16 to the Consolidated Financial Statements. Unless otherwise indicated, all financial information contained in this Annual Report on Form 20-F is in U.S. dollars and based on Canadian generally accepted accounting principles ("GAAP").

DynaMotive's primary focus is to commercialize its patented BioOil production technology and establish this technology as the worldwide industry standard for production of BioOil as a clean, renewable fuel utilizing biomass feedstocks. To support this goal, the Company plans over the next year to develop full commercial scale BioOil production facilities in conjunction with its alliance partners and then expand upon its existing marketing efforts to generate new licensee's throughout Canada, Europe, the USA, Asia and Latin America.

The Company is currently commercializing its BioTherm biomass-to-energy technology that converts low or zero cost forest and agricultural biomass wastes into liquid BioOil that is then used as a "green" renewable fuel alternative for power generation, industrial use or as the raw material for a range of derivative products.

In April 2002, the Company completed the sale of the operating assets of DynaPower, its metal cleaning subsidiary to former employees to focus exclusively in the bioenergy field and in the development of BioOil and derivative products. The Company retains ownership in all of DynaPower's intellectual property and expects to receive on-going royalties from its patents. DynaPower produces industrial metal cleaning systems that eliminate the need for toxic chemicals traditionally used by the wire manufacturing industry to clean their products. DynaPower systems have been sold in North and South America, Europe and Asia

I. CORE TECHNOLOGIES

The Company develops and markets the BioTherm™ process which efficiently converts forest and agricultural biomass waste into BioOil, char and non-condensable gases. There is zero waste from the process. Initial applications for BioOil are targeted for generating heat, power and mechanical energy in industrial boilers, gas turbines and stationary reciprocating engines. The char can also be used as a fuel or as a feedstock for the production of charcoal briquettes, in its raw form as a coal or coke alternative; or in other potential value added applications including activated carbon for use in the water and wine industries and carbon black for domestic and industrial uses. The non-condensable gases are re-cycled in the BioTherm™ process and provide the majority of the energy required for the process. DynaMotive aims to position its technology as the worldwide industry standard for the production of BioOil clean, renewable fuel.

The Company has demonstrated a high level of success from its BioTherm™ and BioOil commercialisation program in recent years. DynaMotive has six phases to its commercialisation program as shown below:

Phase 1: Bench scale, "proof of concept" was completed by Resource Transforms International, Ltd. (RTI) in 1996. DynaMotive licensed the BioTherm™ technology in 1997 and purchased the exclusive worldwide rights to the technology from RTI in 2000.

Phase 2: In 1997, DynaMotive built a 0.5 tonnes per day (tpd) prototype plant in Vancouver, BC, which was upgraded in 1998 to a capacity of 2 tpd. This plant has operated for over 3,000 hours. In 1999, Stone & Webster Engineering, a major US based power engineering company, completed technical due diligence and concluded that the process was "reliable and scaleable."

Phase 3: In 2001, DynaMotive entered into a strategic alliance with Tecna S.A. of Argentina. to develop commercial energy systems based on DynaMotive's pyrolysis technology in Latin America and other markets on a non-exclusive basis. Tecna would also collaborate with DynaMotive to provide technical design and optimization input on DynaMotive's BioOil production technology. Tecna has provided valuable technical support, engineering and consulting services to validate the basic engineering and operation of the BioTherm technology and to evaluate and quantify the potential for improvements to the efficiency of the BioTherm technology. This work has been on going since and resulted in confirmation of the basic BioTherm designs and process efficiencies, development of process designs and equipment specification and design details that are being incorporated into the current BioTherm plant designs.

Phase 4: DynaMotive completed commissioning of a new 10 tpd pilot plant in March 2001. The plant has been built to industrial specifications complete with a state-of-the-art distributed control system (DCS). The plant has a production capacity of 6,000 litres of BioOil per day. In January 2003, DynaMotive completed its pilot plant program having confirmed the technology's scalability and reliability as well as the capacity to replicate the technology enhancements achieved. The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity. The Company also announced full focus of its resources to the construction of a 100 tpd commercial plant in Canada.

Phase 5: Following successful operation of the 10 tpd pilot, DynaMotive has begun construction of a 100 tpd commercial demonstration plant, with commissioning expected in Q3 2004. This plant will use the same design, and will process wood residues to demonstrate continuous 24-hour production at commercial scale. This project is also intended to demonstrate continuous operation of end use applications (boilers/kilns and gas turbines). The principal goal of the commercial demonstration project is to demonstrate the economics of the process, and to secure future engineering, procurement and construction (EPC) commitments from the Company's current partners and potential future service and equipment providers. Ultimately, the Company expects these EPC commitments to facilitate lending commitments to execute on BioTherm™/BioOil project developments as part of the Company's final commercialization phase.

Phases 6/7: On completion of the field demonstration stage, DynaMotive and partners plan to develop multiple commercial plants at the 100-400 tpd scale. The Company is presently seeking to secure rights to multiple 'high disposal cost' biomass waste streams around the world, in order to launch its final commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its BioTherm™ technology.

BioOil can also be used as the basis for a range of derivative products including, but not limited to, blended fuels for transportation, slow release fertilizers and specialty chemicals. The Company continues to pursue its strategy to secure industrial partners to develop commercial products from BioOil derivatives, based upon prototypes developed by DynaMotive allowing the Company to leverage its resources.

By virtue of being derived from biomass waste, all BioOil fuels are considered to be carbon dioxide and greenhouse gas neutral. When combusted, they produce no sulfur dioxide and significantly reduced nitrogen oxide emissions compared with diesel fuel, therefore having significant environmental advantages over fossil fuels with respect to atmospheric pollution.

1) BIOOIL PRODUCTION PROCESS

BioOil is produced using a patented fast pyrolysis process trade named BioTherm™ that converts forest and agricultural biomass wastes such as sawdust, sugar cane bagasse, rice husks and wheat straw amongst others into commercial fuels (BioOil, char and non-condensable gases). The process was developed by RTI.

In 1996, the Company obtained the exclusive worldwide rights from RTI for air emissions control products from this technology. In 1998, this exclusive arrangement with RTI was expanded to include the BioTherm™ process and virtually any new products derived from BioOil including fuels and slow release fertilizers. In February 2000, the Company acquired the patent to this technology from RTI and entered into a research agreement with RTI on biofuels and BioOil derivative products.

In the BioTherm™ reactor, biomass waste materials are rapidly heated in the absence of oxygen. The rapidly vaporized volatiles are then quickly condensed, forming a liquid fuel referred to as BioOil, solid char and non-condensable gases. Depending upon the feedstock used (many different sources of feedstock have been bench tested thus far), the process typically produces 60-75 tons of BioOil, 15-25 tons of char and approximately 15 tons of non-condensable gases from 100 tons of biomass waste. The Company believes that the overall simplicity of the BioTherm™ process and the fact that all the major equipment is already well proven in existing related industrial applications gives the Company's BioOil technology competitive advantages over other pyrolysis conversion technologies such as lower capital and operating costs, higher product yields, a significantly higher quality BioOil and the flexibility to process a wide variety of feedstocks.

The Company began producing batch quantities of BioOil in 1997 in its 0.5 tpd BioTherm™ pilot plant located at the Company's research and development facility in Vancouver BC. By the end of 1998, the BioOil Technology Group had upgraded, commissioned and operated the plant to a capacity of two tpd on a continuous basis. In 1999, further changes were made to the feed system, BioTherm™ reactor, cyclone, and instrumentation and control systems to provide increased stable operation. Once these changes were made, the BioTherm™ was re-commissioned and produced BioOil of sufficiently high quality to meet fuel specification requirements as defined by our engine testing partners.

The Company's 10 tpd BioOil plant was commissioned in March, 2001. Commissioning included a sustained 10 day, 24 hr/7 day a week operation which demonstrated that this design with minor adjustments could yield 14.5 tpd rather than the estimated 10 tons. The Company believes that the plant conforms to all applicable British Columbia safety, electrical and mechanical design standards, utilizing state-of-the-art "smart" instrumentation and a high-powered industrial-grade distributed control system. The Company adopted this design policy in order to facilitate easy scale-up to commercial plant capacities.

In January 2003, the Company announced that it successfully completed its pilot plant program confirming the technology's scalability and reliability as well as the capacity to replicate the technology enhancements achieved. As a result, the Company closed its test facilities and consolidated its operations at its corporate headquarters in Vancouver. In 2003, the Company focused its resources on construction of a 100 tpd commercial plant in West Lorne, Ontario and entered into agreements for the development and construction of the 100tpd pyrolysis reactor for the plant and completed engineering review of the design with UMA Engineering Ltd.

2) BIOOIL COMMERCIAL DEMONSTRATIONS, APPLICATIONS AND MARKETS

During 2003, the Company began development of its first 100 tpd plant in Ontario, Canada that will be hosted at Erie Flooring and Wood Products facilities. The integrated plant is to utilize wood residue from Erie flooring's operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Magellan Aerospace, Orenda division (Orenda) respectively. Erie Flooring is to provide wood residue for the project and will receive electricity and process heat for its operations. The project is expected to export green power to Ontario's grid system beginning in Q3, 2004. The project is expected to be operating cash flow positive in 2005 and to prove the commercial viability of the technology.

In June 2003, the Company announced that it was approved to receive a funding contribution for the Erie Flooring Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004 the Company signed the Contribution Agreement with SDTC, confirming their C$5,000,000 (US$ 3.8 million) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the "Contract Period"). If the Company sells the project or otherwise dispose during the Contract Period of assets financed by the SDTC funding, SDTC may have a claim on a portion of the proceeds proportionate to their percentage contribution to the asset.

The Company believes that the near term commercial application for BioOil is as a clean burning fuel that can be used to replace natural gas, diesel and other fossil fuels in boilers, gas turbines and slow and medium speed reciprocating engines for heat and power generation, to replace natural gas in the forest industry and for lumber dry kiln and lime kiln applications. Initial markets may include Canada, the US, Brazil and European countries, in addition to sugar producing regions in other parts of Latin America, Asia and Island based economies.

Orenda is in the second phase of a program to develop a commercial gas turbine package fueled by DynaMotive's BioOil. The 2.5 MW (megawatt) GT2500 turbine was successfully pre-commissioned on BioOil in March 2004 and is being readied for shipment to the Erie Flooring site. Orenda has also identified further commercial demonstration projects for its turbines and BioOil, in addition to Erie Flooring as referred to above.

DynaMotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, DynaMotive completed pilot scale limekiln testing of BioOil fuel in conjunction with the University of British Columbia (UBC). Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat) including sawmills, pulp mills and greenhouses. Beyond the programs above, testing continued with various industrial burner and boiler combustion experts and manufacturers in 2003.

The Company also continues to work with Cosan Bon Jesus ("Cosan" is Brazil's largest sugar and ethanol producer) with which the Company signed a comprehensive Memoranda of Understanding in March 1998. Cosan and DynaMotive have tested bagasse and optimized technical design for bagasse-based BioOil pyrolysis plants. The Company is concentrating on optimizing the design for a bagasse-fed BioOil pyrolysis plant and further validating applications, fuel quality and chemical composition of BioOil made from bagasse.

The Company has completed a series of production runs converting 100% softwood bark derived from spruce, pine and fir into fuel quality BioOil. Lower value bark residues are a major problem for the forest industry; as bark has little or no value and is costly to dispose of. Canada, for example, produces approximately 18 million tons of sawmill residues per year of which 5 to 6 million tons are considered wastes and are subsequently incinerated or landfilled. Canada's wood waste alone could potentially be converted to 15 million barrels of BioOil per year and represents a significant source of raw materials for DynaMotive.

3) BIOOIL APPLICATIONS & DERIVATIVE PRODUCTS

BioOil has a wide range of potential commercial applications. As the BioOil industry matures it has the potential to follow a similar development path as the petroleum industry, beginning with exploitation of basic unrefined BioOil fuels for power generation and district heating followed by blends and emulsions for transportation. Development of higher value products, including agro-products, resins, adhesives, specialty chemicals, slow release fertilizers and other derivatives, may occur as refining and processing techniques are established by future licensees or partnerships with DynaMotive. Over time, we anticipate that BioOil will be refined in much the same way that petroleum is today in order to derive the highest value energy and chemical products.

The Company is following a staged approach to product development, focusing initially on the earliest and most appropriate application of BioOil as a clean, renewable fuel to generate power and heat in industrial boilers and kilns, gas turbines and stationary reciprocating engines. The Company is also supporting efforts to develop a next generation of higher-value fuels, including BioOil/ethanol blends, BioOil/diesel emulsions and catalytic reforming of BioOil to produce synthetic fuels and bio-methanol. BioOil also has potential as a raw material to produce agro-products such as slow release fertilizers and other high-value products.

Over the longer term, the Company believes that exploitation of specialty chemicals contained in BioOil has the potential to create significant value. RTI and other research institutions are developing techniques to extract chemicals such as hydroxyacetaldehyde, levoglucosan, levoglucosenone, acetol, acetic acid and formic acid. These chemicals have a wide variety of possible applications including food flavorings, adhesives, resins, pharmaceuticals, bio-based pesticides and paper brighteners.

CHAR PRODUCTION

Char is a significant co-product of the Company's pyrolysis process. Char is a granular solid with properties similar to coal. At 23 – 25 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a "green" fuel which is CO_2 (carbon dioxide) neutral and does not contain any sulfur.

A commercial scale BioOil plant processing 400 tpd of wood residue is expected to produce approximately 26,000 tons per year of char with a total energy value of 600,000 – 650,000 Giga Joules, dependent on the composition and species of the feedstock.

Early stage applications of char will focus on direct substitution or augmentation of fossil fuels to produce process heat and power via commercially available technologies in BioOil plants, sawmills, thermal power generation and cement production. Char also has potential for use as a feedstock for manufacturing of charcoal briquettes. DynaMotive char has been successfully tested at industrial scale and the prototype briquettes showed excellent results, meeting or exceeding all charcoal industry quality standards.

In 2003, the Company, with the University of Saskatchewan, completed initial analysis concluding that char is an appropriate material for activated carbon. Research and testing in this area is expected to continue in 2004.

4) BIOOIL STRATEGIC PARTNERS, INVESTMENT AND GOVERNMENT FUNDING

The Company's BioOil technologies are consistent with the environmental and economic objectives of many governments around the world.

The Company has also received strong support from Canadian government departments and funded entities. In 2003, the Company was approved to receive a funding contribution for the Erie Flooring Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004 the Company signed the Contribution Agreement with SDTC, confirming their C$5,000,000 (US$ 3.8 million) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the "Contract Period"). If the Company sells the project or otherwise dispose during the Contract Period of assets financed by the SDTC funding, SDTC may have a claim on a portion of the proceeds.

In 2002 and 2003, the Company entered into amendments to its Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada (TPC). The agreement confirms a maximum reimbursement cap of C$8.235 million (US$6.3 million). The investment will help the Company further its commercial-scale demonstration programs, as well as continue its research, development and testing of DynaMotive's BioTherm^{TM} fast pyrolysis technology.

TPC is a key element in the federal government's innovation strategy, leveraging private sector investments in research, development and innovation in critical, leading-edge technologies. DynaMotive originally entered into the Contribution agreement with TPC in 1997 and as at December 31, 2003, has drawn US$2.8 million to fund pre-commercial BioTherm^{TM} research and development. The amended agreement modifies and expands key terms and conditions placed on the Company. The Company is required to repay these funds from a percentage of future sales up to a maximum of US$12.4 million. The Company will focus all funding from the amended Contribution agreement towards construction of a full commercial-scale forestry demonstration BioOil facility in Canada.

In 2002, the Company announced that the US Department of Energy awarded US$250,000 to a consortium including the Company to determine the technical and commercial viability of integrated pyrolysis / combined cycle biomass power systems (IPCC).

DynaMotive's US subsidiary, its R&D partner RTI, Alliant Energy Corporation and partner experts in power plant design, electric utility operation and biomass energy conducted the program. The IPCC concept combines a biomass pyrolysis plant with a conventional combined cycle power plant. In this system, solid biomass is converted into a liquid biooil that is a mixture of oxygenated hydrocarbons and water. This liquid serves as fuel for a gas turbine topping cycle. Waste heat from the gas turbine provides thermal energy to a steam turbine bottoming cycle.

The proposed cycle could be commercially offered in the near term with minimal research and development needs. In contrast, implementation of the value-added products design will require the development of new technologies and will entail some technological risk.

II. RAW MATERIALS AND SUPPLIERS

For the most part, the Company's products are custom designed and manufactured and are not produced for inventory. BioOil units will only be produced for specific projects with procurement commencing when project funding has been fully committed.

The Company outsources the final assembly of its products prior to sale and does not manufacture the major components of its systems. The manufactured components and materials used in the Company's products are obtained from both domestic and foreign sources. Historically, lead-time for delivery of materials has not been a problem.

While the Company has intentionally chosen to use only a limited number of manufacturers to produce the components for its technologies, in the opinion of management, the Company has a readily available supply of components and raw materials for all of its anticipated products from various sources and does not anticipate any difficulties in obtaining the components and raw materials necessary to its business.

The Company believes that this licensing and focused, outsourced manufacturing strategy allows it to deliver superior products without the high capital expenditures that the Company would otherwise require in order to manufacture the components in house. As a result of limiting the number of suppliers for the key components for the Company's products, the Company believes it is better able to control costs while still maintaining high quality specifications for the components' manufacture. Moreover, the Company believes that it is better able to limit the number of third parties who have access to the Company's proprietary technologies.

III.   EFFECT OF GOVERNMENTAL AND ENVIRONMENTAL PROTECTION REGULATIONS

The Company may be subject to material federal, provincial, state or foreign environmental laws. If full commercial use of BioOil in power generation, heat and other applications commences, the Company believes that it may become subject to various federal, local and foreign laws and regulations pertaining to the discharge of material into the environment, the use of biological waste products as feedstock, and otherwise relating to the protection of the environment. The Company believes that it will be able to fully comply in all material aspects with all such laws and regulations to the extent that they be deemed applicable to the Company's product with only limited resources expected to be required by the Company in so complying.

The Company believes that the environmental regulations currently imposed upon the targeted consumers of the Company's primary technologies are likely to be maintained if not expanded upon for the foreseeable future. The Company believes that the imposition of such regulations upon these targeted customers will provide significant assistance to the Company's ability to sell its products. Any stringent environmental protection laws enacted in an area in which a targeted customer is located could further enhance the Company's ability to attract customers to use these products.

C. Organizational Structure


DynaMotive Energy Systems Corporation
as at December 31, 2003
DynaMotive Corporation (in USA) June 29, 1990 100% ownership
DynaMotive Electrochem (inactive) April 27, 1993 100% ownership
DynaMill Systems, Ltd. (inactive) June 12, 1996 100% ownership
DynaMotive Europe Ltd.* (in UK) August 30, 1996 100% ownership
DynaMotive Puerto Rico, Inc. (inactive) February 18, 1997 100% ownership
DynaMotive Canada Inc. (in Canada) November 16,2000 100% ownership
(General Partner of West Lorne BioOil Co-Generation LP)
West Lorne BioOil Co-Generation LP (in Canada) September 12, 2003 100% ownership

Note:
* DynaMotive Europe Ltd's 75% owned subsidiary - Border Biofuels Ltd and its subsidiaries were petitioned into bankruptcy in December 2002 and are currently in liquidation.

DynaPower Inc. was disposed via Management Buy-out (MBO) in April 2002.

As of December 31, 2003, the Company had six wholly-owned subsidiaries plus 100% ownership of a limited partnership: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), DynaMotive Canada, Inc. (incorporated in Canada in November 2000), DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill™ Systems Limited (incorporated in the Province of British Columbia in 1996), DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997) and the West Lorne BioOil Co-Generation Limited Partnership (the “Limited Partnership”) which was formed in Ontario, Canada in September 2003. The latter three corporations are currently inactive. DynaMotive Canada Inc. acts as the General Partner of the Limited Partnership, which will develop and operate the Erie Flooring Project. In April 2001, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd. (BBL), a United Kingdom company. In December 2002, BBL was placed into liquidation and the Company now accounts for it as a discontinued operation (see note 4 of the Company’s audited financial statements).

D. Property, Plants and Equipment.

The Company’s office facilities are leased. The Company’s corporate headquarters are located in a business park complex in Vancouver, BC, Canada with approximately 4,400 square feet of office space. In February 2004, the Company entered into a five-year lease for approximately 8,000 square feet at the same address.

Since December 2002, the Company’s 10 tpd pilot plant has been in storage and is intended for use to demonstrate the feasibility of new biomass waste streams.

In addition to furniture and computer equipment, the majority of the Company’s capital assets consist of capital assets under construction for the Erie Flooring Project, initial amounts paid for the second 100 tpd plant and test equipment (10 tpd pilot plant).

Item 5. Operating and Financial Review and Prospects

THE FOREGOING DISCUSSION IN "OPERATING AND FINANCIAL REVIEW AND PROSPECTS" CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING, AMONG OTHER THINGS, FUTURE ENERGY PRICES, THE AMOUNT OF SAVINGS DUE TO THE COMPANY'S COST CUTTING PROGRAM AND THE LEVEL OF FUTURE CAPITAL EXPENDITURES. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON MANY ASSUMPTIONS AND FACTORS INCLUDING COMPETITIVE PRICING FOR PRODUCTS, COMMODITY PRICES, ECONOMIC CONDITIONS IN COUNTRIES WHERE THE COMPANY DOES BUSINESS, THE EFFECTS OF CURRENCY FLUCTUATIONS AND THE EFFECTS OF GOVERNMENT REGULATIONS. ANY CHANGES IN SUCH ASSUMPTIONS OR FACTORS COULD PRODUCE SIGNIFICANTLY DIFFERENT RESULTS.

OVERVIEW

This section should be read in conjunction with the Company's financial statements included under Item 17 of this Form 20-F.

In 2003, DynaMotive continued its research and development activities related to its BioTherm technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Ongoing operations were focused in Canada.

A. RESULTS OF OPERATIONS

For the years 2003, 2002 and 2001, the Company had expended on an annual basis $969,419, $453,710 and $677,482 respectively, on research and development. Of these amounts, $456,438, $288,445 and $60,667 respectively, were reimbursed by government funding. The remainder of the respective annual expenditures were paid by the Company. The level of research and development expenditure has increased in the current year in support of development of the commercial demonstration plant and other product development activities. Future research and development expenditures are expected to be at a similar or increased level.

The Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships Canada program both for expenditures made in 2002 and technical and project related expenditures in 2003. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of C$8.235 million (US$6.3 million), of which C$3.88 million (US$ 2.9 million) has been received as of year end 2003.

General and administrative salaries and benefits increased to $2,693,430 in 2003 from $1,483,443 in 2002. The increase in 2003 was mainly due to the higher market price of the company's stock resulting in higher recorded stock based compensation expenses. General and administrative salaries and benefits increased to $1,483,443 in 2002 from $1,461,553 in 2001. The increase in 2002 was mainly due to employing more internal consultants.

Professional fees increased to $954,223 (comprised of legal & accounting and audit fees of $297,349 and consulting fees of $656,874) in 2003 from $861,199 (comprised of legal & accounting and audit fees of $322,876 and consulting fees of $538,323) in 2002. The increase was due mainly to the higher market price of the company's stock resulting in higher recorded stock based compensation expenses. Professional fees decreased to $861,199 (comprised of legal & accounting and audit fees of $322,876 and consulting fees of $538,323) in 2002 from $1,970,843 (comprised of legal & accounting and audit fees of $378,379 and consulting fees of $1,592,464) in 2001. The decrease was due mainly to a reduction in consultants replaced with permanent staff and the non-renewal of certain consulting agreements.

Amortization and depreciation decreased to $125,580 in 2003 from $313,474 in 2002 due to the write-down of assets in 2002. Amortization and depreciation decreased to $313,474 in 2002 from $404,495 in 2001 due to the write-down of assets in the Biolime unit.

Interest and other income increased to $73,974 in 2003 from $982 in 2002 due mainly to increase of miscellaneous revenue in 2003. Interest and other income decreased to $982 in 2002 from $18,405 in 2001 due to reduced cash resources and related investments.

Interest expense increased in 2003 to $320,643 from $123,013 in 2002 due mainly to the increase in total liabilities and interest accretion on convertible loan. Interest expense increased in 2002 to $123,013 from $26,080 in 2001 due mainly to the interest accretion from the convertible loan.

Marketing expense decreased to $155,914 in 2003 from $183,294 in 2002 due to a reduction in the use of external assistance. Marketing expense decreased to $183,294 in 2002 from $670,415 in 2001 due to a reduction of personnel, including consulting assistance, to carry out market research and development of markets for products from the BioOil process.

Office supplies, telephone and insurance increased to $300,751 in 2003 from $230,808 in 2002 due to the increase of insurance costs. Office supplies, telephone and insurance decreased to $230,808 in 2002 from $371,663 in 2001 due to the reduction of staff.

Rent for leased premises decreased to $109,653 in 2003 from $515,446 in 2002 due to the elimination of the pilot plant space and U.K. lease. Rent for leased premises increased to $515,446 in 2002 from $351,738 in 2001 due to the full year's rent for the office in London, U.K.

Currency exchange gain in 2003 amounted to $177,551 compared to a gain of $80,461 in 2002 due to the depreciation of the US Dollar. Currency exchange gain in 2002 amounted to $80,461 compared to a gain of $6,313 in 2001 due to the currency exchange on the European operations.

Loss on the write-down of long-term assets was decreased to $nil in 2003 from $872,114 in 2002. No write-down occurred in 2003. Loss on the write-down of long-term assets was increased to $872,114 in 2002 from $585,078 in 2001. In 2002, DynaMill assets in the amount of $46,944 and Wire Die Cleaning assets in the amount of $31,303 were written off because the Company is focused on the application of BioOil for energy. The Company wrote-off its 2 TPD pilot plant of $159,096 as it completed its testing. Amounts related to the10 TPD pilot plant assets totaling $237,913 were partially written-down, as the Company intends to keep the 10 TPD plant for testing and market development purposes. The 50 TPD UK pilot plant development assets of $212,749 were written-off due to the Company focusing on the 100 demo plant in Canada. Other assets of $65,377 were written off. Patents for DynaPower of $118,732 were written-down.

Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies increased to $1,502,100 in 2003 from $183,473 in 2002. Capital expenditures for the BioTherm™ technology increased to $1,497,398 in 2003 from $182,637 in 2002. The increase in the BioTherm™ capital expenditures in 2003 was due to commencement of the 100 tpd industrial demonstration plant in Ontario, Canada and initial payments on the second 100 tpd plant to be constructed at a Canadian forestry site.

Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies decreased to $183,473 in 2002 from $607,649 in 2001. Capital expenditures for the BioTherm™ technology decreased to $182,637 in 2002 from $543,980 in 2001. The decrease in the BioTherm™ capital expenditures was due to the commissioning of the 10 tpd demonstration plant in 2001, followed by only limited capital expenditures being required during 2002. Capital expenditures for its BioOil Power Generation unit were $182,637 in 2002 related to the design and development of a 100 tpd BioOil Demo Plant.

The Company's total assets increased to $3,759,605 at the end of 2003 from $1,285,813 at the end of 2002, due mainly to the building of 100 tpd industrial demo plants. Capital assets increased to $2,293,422 in 2003 from $750,409 in 2002 due to the building of 100 tpd industrial demo plants. Current Liabilities increased to $2,035,168 at the end of 2003 from $1,957,625 at the end of 2002 due almost entirely to a increase in accounts payable and accrued liabilities of the 100 tpd industrial demo plants. There were no long-term liabilities at the end of 2003 and 2002.

During the year ended December 31, 2003, the Company recorded a net operating loss of $4,984,681, compared to a net operating loss of $5,261,607 for the year 2002. The decrease in operating loss in 2003 as compared to 2002 was primarily attributable to (i) a decrease in amortization and depreciation, (ii) a decrease in rent, (iii) a decrease in loss on write-down long-term assets, and (iv) a decrease in loss from discontinued operations. The net operating loss in 2003 reflected professional fees totaling $954,223, the majority of which, $592,385 was non-cash amounts paid in shares. The non-cash professional fees in 2002 were $546,286. During the year ended December 31, 2002, the Company recorded a net operating loss of $5,261,607, compared to a net operating loss of $6,838,264 for the year 2001. The decrease in operating loss in 2002 as compared to 2001 was primarily attributable to (i) a decrease in marketing expense, (ii) a decrease in professional fees, (iii) a decrease in research & development expense, and (iv) a decrease in Capital Tax expense.

The basic and diluted loss per common share decreased to nine cents ($0.09) for the year 2003 from twelve cents ($0.12) for the year 2002. The loss per common share for the year 2001 was nineteen cents ($0.19). The decrease in basic and diluted loss per share for 2003 and 2002 was due to both the decrease in the loss for each year and the increase in the weighted average number of Common Shares outstanding from 36,458,969 shares in 2001 to in 45,104,978 in 2002 and 56,617,490 in 2003.

B. LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the year ended December 31, 2003 were (i) $2,321,852 in net proceeds ($2,413,473 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $1,476,012 in deposits for Common Shares to be issued in 2004 pursuant to private placement offerings commenced in 2003, and (iii) $154,488 in project deposit received.

For the previous year ended December 31, 2002 were (i) $1,545,400 in net proceeds ($1,546,669 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $352,376 in deposits for Common Shares to be issued in 2003 pursuant to private placement offerings commenced in 2003 and (iii) convertible loans from the existing shareholders in the amount of $263,416, and (iv) $196,596 from a short-term bank indebtedness. For the previous year ended December 31, 2001, the principal sources of liquidity were (i) $1,995,094 in net proceeds ($2,012,273 gross) after deducting related issue costs and expenses from private placement offerings of the

Company's Common Shares and the exercise of Common Share options for cash, (ii) $479,026 in deposits for Common Shares to be issued in 2002 pursuant to private placement offerings commenced in 2002 and (iii) $39,999 from a short-term bank indebtedness.

Overall cash flows increased during 2003 as the Company raised more in equity offerings than during 2002. During the year ended December 31, 2003, the Company used cash in operating activities and in investing activities of $2,742,215 and $530,209 respectively, and generated cash from financing activities of $3,793,813.

During the previous year ended December 31, 2002, the Company used cash in operating activities and in investing activities of $2,347,796 and $64,902 respectively, and generated cash from financing activities of $2,357,788. During the year ended December 31, 2001, the Company used cash in operating activities and in investing activities of $2,854,237 and $672,105 respectively, and generated cash from financing activities of $2,514,119.

The net amount of cash used in operating activities during 2003 increased by 17% of cash used in operating activities during 2002. Cash generated in operating activities consisted primarily of a net loss for 2003 of $4,984,681 that was offset by (i) amortization of non-cash items in the sum of $125,580, (ii) non-cash equity compensation expenses, $2,427,857, (iii) accretion of interest on convertible debt of $239,245 and (iv) net change in non-cash working capital balances related to operations of $372,665.

The net amount of cash used in operating activities during 2002 decreased 17% from 2001. Cash used in operating activities consisted primarily of a net loss for 2002 of $5,261,607 that was significantly offset by (i) amortization of non-cash items in the sum of $313,474, (ii) non-cash equity compensation expenses, $1,326,010, (iii) write down of capital assets of $872,114, and (iv) net change in non-cash working capital balances related to operations of $451,059.

Financing activities during 2003 generated a net increase in cash of $3,793,813, primarily from the Company's private placements of Common Shares. Financing activities during 2002 generated a net increase in cash of $2,357,788, primarily from the Company's private placements of Common Shares. Financing activities in 2001 generated a net cash increase of $2,514,119, primarily from the Company's private placements of Common Shares.

Investing activities in 2003 resulted in use of cash, net of grants and disposal, in the amount of $530,209 that consisted of $491,057 that was incurred in the acquisition of capital assets, $6,479 was expended on patents and $32,673 was expended other long-term assets. Investing activities in 2002 resulted in use of cash, net of grants and disposal, in the amount of $64,902 that consisted of $70,071 was incurred in the acquisition of capital assets, $7,946 was expended on patents and offset by proceeds of $13,115 on the sale of equipment. Investing activities in 2001 resulted in use of cash, net of grants and disposal, in the amount of $672,105 that consisted of $576,460 was incurred in the acquisition of capital assets, $70,243 was incurred in the acquisition of BBL, $31,189 was expended on patents and offset by proceeds of $5,787 on the sale of equipment.

During the first quarter of 2003, the Company commenced a private placement financing of up to $2 million and raised a total of $2.1 million, including $1.76 million in cash and cancellation of $390,006 in consulting fees payable by the Company at share prices ranging from $.15 to $.40 for a total of 11.5 million Common Shares issued, including 5.75 million three-year warrants to purchase the Company's Common Share at prices ranging from $.25 to $.67 per share.

During the third quarter of 2003, the Company commenced a private placement financing of up to $2 million and raised a total of $2 million during the first tranche, including $1.66 million in cash and cancellation of $354,537 in consulting fees payable by the Company at share prices ranging from $.19 to $.40 for a total of 5,858,769 Common Shares issued, including 2,981,688 three-year warrants to purchase the Company's Common Share at prices ranging from $.32 to $.67 per share. Subscribed into the placement for a total of $101,537 were finder's fees (included in the $354,537 consulting fees amount) relating to the funding commenced during the first quarter for a total of 534,376 Common Shares and 169,492 Common share purchase warrants issued.

Subsequent to year-end, the Board approved to increase the funding from $2 million to $4 million to further assist the Company in the completion of its first commercial plant. As a result, the Company received subscription funds of $1.6 million relating to the second tranche of the private placement commenced during the third quarter including $1.3 million in cash and cancellation of $288,637 in consulting fees payable by the Company at subscription prices ranging from $.40 to $.485 per share. 3.7 million shares and 1.8 million Common Share Purchase Warrants remain to be issued as a result of this funding.

In total, the Company raised during the year an aggregate of $4,169,941, including $3,425,398 in cash which includes $744,543 in consulting fees payable by the Company for a total of 17,359,166 Common Shares and 8,731,886 Common Share Purchase Warrants.

With the current cash on hand and anticipated sales revenue, the Company anticipates that it will require additional funding for its continued operations and the commercialization of its BioTherm^{TM} technologies through the year 2004. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

The Company's 2004 financing plan is structured to enable construction of the Company's first commercial scale BioOil Demonstration manufacturing facility. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects.

In addition to contemplated equity offerings, the Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships program and from the approved SDTC funding towards the Erie Flooring Project. The Company expects to draw in 2004 a significant portion of the remaining in the TPC project funding.

In connection with the Company's West Lorne project, the Company is committed to outstanding construction commitments of approximately $3.3 million and the project expects to complete in summer of 2004.

The Company's funding plan for 2004 is structured so that equity placements explained above will maintain the operations for the next twelve months. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions and other project funding, are expected to fund the commercial demonstration projects which are expected to be constructed and commissioned during Q3, 2004. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared based on the accounting policies described in Note 2 to our consolidated financial statements in "Item 17. Financial Statements" in this Annual Report on Form 20-F. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from these estimates.

Government Assistance And Investment Tax Credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition of capital assets is deducted from the cost of the related capital assets.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized.

Research And Development Costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Projects Under Development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company's capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company's capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

Annually, or more frequently as circumstances require, the Company performs periodic evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value.

Stock Based Compensation Plan

The Company has two stock based compensation plans - a stock appreciation rights ("SA Rights") plan and a stock option plan for directors and employees, which are described in note 9 of the consolidated financial statements. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the intrinsic method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the intrinsic method for SA Rights when the performance criteria has been met and the SA Rights are vested.

The Company has a compensation arrangement with several officers of the Company whereby the officers receive a fixed number of common shares per month. The Company records compensation expense monthly based on the month-end quoted market price of the Company's stock.

In addition, the Company has entered into compensation arrangements, which entitle non-employees to specific amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. The Company recognizes compensation expense based on the fair value of the common stock issuable under the arrangement, when related services are performed. The common shares issuable under these arrangements are generally issued in the quarter following the period in which they are earned.

The Company may also issue stock options, and warrants as consideration for services rendered by non-employees. Such equity awards are recorded at their fair value, as compensation expense or capitalized to capital assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised.

If shares or stock options are repurchased, the excess of the consideration paid over the carrying value of the shares or stock options cancelled is charged to contributed surplus or deficit.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

The Company considers patents to be an important aspect of the Company's business. The Company aggressively protects its intellectual property such as trademarks, patents, product designs, manufacturing processes and new product research and concepts. These rights are protected through the development and acquisition of utility and design patents and trademark registrations, the maintenance of trade secrets and, when necessary and appropriate, litigation against those who, in the Company's opinion, are competing unfairly with the Company. The Company also maintains stringent procedures to maintain the secrecy of its confidential business information. These procedures include the establishment of "need to know" criteria for the dissemination of certain information and the use of written confidentiality agreements in cases where the sharing of proprietary information with third parties is necessary.

As of December 31, 2003, the Company has active inventions protected by patents issued and patents pending via in-house development or license. The Company's key U.S. patents are scheduled to expire in year 2016.

The key BioTherm patents expire in years 2016 and 2017 in all jurisdictions except India where they expire in 2010.

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions, which are acceptable to target customers.

If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations

Please refer to the Item 5 (a) Results of operations for additional information on research and development.

D. TREND INFORMATION.

The Company's BioTherm technology produces BioOil, a fuel that will compete with conventional energy sources. Therefore, price trends in the broad energy industry and developments in the alternative energy sector will effect the commercial viability and attractiveness of BioOil. Early technical development and market acceptance of BioOil is significantly effected by the availability of ongoing governmental financial support for the alternative energy industry in general and for the Company's BioTherm process in particular.

E. OFF-BALANCE SHEET ARRANGEMENTS

Nil

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides as of December 31, 2003 the known long term obligations and commitments of the Company:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations – Office equipment	6,246	6,246	Nil	Nil	Nil
Premise lease obligations – Head office	647,177	81,125	241,280	275,833	48,939
Total	**653,423**	**87,371**	**241,280**	**275,833**	**48,939**

We have operating lease for office facilities of our head office and office equipment.

G. Safe Harbor
Forward Looking Statement

Statements in this report concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As at March 31, 2004, the Company's directors and executive officers are:

Name	Age	Position
Richard Chen-Hsing Lin (2)(3)	60	Chairman, Vice President, Asian Affairs and Director
R. Andrew Kingston (3)	44	President, Chief Executive Officer and Director
Curtin Winsor, Jr., Ph.D. (1)(2)	65	Director
Desmond Radlein, Ph.D. (1)(2)(3)	56	Director
Shing-Cheng Hong (1)	71	Director
Chih-Lin Chu	37	Director
Brian Richardson	41	Chief Financial Officer
Luc Duchesne, Ph.D.	43	Chief Forester
Warren Johnson	44	Chief Technology Officer
Laura Santos	54	Corporate Secretary

_____

(1) Member of the Audit and Corporate Governance Committee of the Board of Directors.

(2) Member of the Compensation Committee of the Board of Directors.

(3) Member of the Executive Committee of the Board of Directors.

All Directors are elected annually at the Company's Annual Meeting of Shareholders. The executive officers of the Company are elected annually at the first meeting of the Company's Board of Directors held after each annual meeting of shareholders. Each director and executive officer of the Company holds office until his or her successor is duly elected and qualified or until his or her death or resignation or until he or she shall be removed in the manner provided by the Company's by-laws. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which any director or executive officer is selected. There are no family relationships between any director or executive officers.

Richard Chen Hsing Lin. Mr. Lin has been a Director of the Company since 1992 and Chairman of the Company since May of 1995. He was President of the Taiwan Entrepreneurs and Investors Association in Canada. Mr. Lin is also co-founder, Vice President and Secretary of Neoventi Technology Corporation since 1991 and Neoventi Investment Corporation since 1992, and has been a Director of Concert Industries Ltd. since December 1992. Mr. Lin was President of the Taiwan Entrepreneurs Association in B.C., Vice President of R.C.A. Taiwan and a Director of Consolidated Peritronics Medical Inc. from February 1992 to April 1994.

Robert Andrew Kingston. Mr. Kingston was appointed President and CEO in April 1999. Mr. Kingston has held senior positions in multi-national oil companies, property and investment corporations and financial institutions in Europe, the USA and South America. From 1996 to 1999, Mr. Kingston was advisor to public and private companies in the U.S. Canada and the U.K. From 1995 to 1996, Mr. Kingston was senior advisor to the Chairman of Rotch Property Group Ltd., a UK property investment and development company with assets in excess of US $1.8 billion. From 1992 to 1995, Mr. Kingston was a financial advisor on corporate restructuring for Interpetrol S.A., a South American oil trading company that at the time was partly owned by the Argentine National Oil Company (NYSE: YPF). He held a number of positions with the Gatoil Group of Companies from 1986 to 1990, a fully integrated, privately owned oil conglomerate, including Managing Director of Gatoil Services (UK) Limited and Financial Vice President of Gatoil Enterprises Inc. (USA). He also worked for Price Waterhouse & Co. and Ducilo S.A., a subsidiary to E.I. DuPont de Nemours & Co.

Curtin Winsor, Jr., Ph.D. Dr. Winsor has been a Director of the Company since June 1996. He received his MA and Ph.D. in Latin American Area Studies and History of Diplomacy from the School of International Service of American University in 1979. He served at the Department of State's Office of Congressional Relations until 1971. Dr. Winsor became Special Assistant to Senator Bob Dole, Chairman of the Republican National Committee, from June 1971 to May 1973. Moving to the private sector, he served as Manager for International Affairs at the Washington office of Chase Manhattan Bank from 1973 to 1979. He helped to found the Alliance for Free Enterprise in 1979 and served as its Deputy Director until 1983. Dr. Winsor served as US Ambassador to Costa Rica from 1983 to 1985. He continued to serve as Consultant on Central America to the Under Secretary of Defense from 1985 to 1987. Dr. Winsor is a Governor of the Donner Canadian Foundation of Toronto, and a Trustee of the Pan-American Development Foundation (of the Organization of American States) in Washington, DC. He has been the owner of the American Chemical Services Company of Marmet, WV, which provides chemical blending, storage and distribution services for larger chemical companies servicing the coal industry for more than the past five years.

Desmond Radlein, Ph.D. Dr. Radlein became a Director of the Company in December 1997. Dr. Radlein has been the President of RTI - Resource Transforms International, Ltd., an R&D company specializing in pyrolysis technology and applications, since 1994. Dr. Radlein received a B.Sc. in Chemistry (1986) from the Alcan Scholar University of the West Indies in Jamaica and M.Sc. in Theoretical Chemistry (1970) from the University of Calgary in Alberta. He received his Ph.D. from the University of Cambridge, England (1975) in Physical Chemistry. He was a member of the Board of the Waterloo Region Community Legal Services from 1994 to 1995. Dr. Radlein was also an Associate Research Professor at the Chemical Engineering Department of the University of Waterloo from 1987 to 1994. He is an inventor or co-inventor of 10 patents on pyrolysis and petroleum processing and has also authored over 20 publications in various scientific journals. Some of his research activities include: pyrolytic production of fermentable sugars, fundamental studies on biomass pyrolysis mechanisms, catalytic hydropyrolysis for hydrocarbon production and catalyst development for gasification.

Shing-Cheng Hong. Mr. Hong became a Director of the Company in December 1997. With 40 years of industrial and financial background, Mr. Hong led a 42-member management team of Hotung Venture Capital Corp. where he served as President until his retirement in 2001. Hotung is the leading venture capital group in Taiwan. Mr. Hong still serves as Chairman of Honho Consulting Corp. which manages the Hong Tung VC, a subsidiary of Hotung, with funds of US$55 million. He is also President of Taiwan based Giga Venture Partners & Co. Mr. Hong is also Advisor to Taiwan based Acer SoftCapital Incorporated.

Chih-Lin Chu. Mr. Chu became a Director of the Company in June 2001. He is General Manager for Business Development at China Strategic Holdings Limited (CSH) since March 2000. CSH is a public company listed on the Hong Kong Exchange with investments in energy, tire manufacturing, breweries, paper, pharmaceuticals and other light and heavy industries including power plants, diesel engine manufacturing, cement, chemical plants, electrical machinery and auto parts as well as information technology and e-commerce related projects. From 1999 to 2000, Mr.Chu was Vice Chairman and President, China Operation for Tricom Holdings Limited, also a public company in Hong Kong with a focus on telecommunication products. Since 1994, Mr.Chu has been involved in business development and government relationship in China for various companies including Cathay Pacific Airline O.B.C. G.S.A., Shanghai E&T Wako Express Co. Ltd and Shanghai Tricom Limited. Mr. Chu received his MBA from the China Europe International Business School in China.

Brian Richardson, CA. Mr. Richardson was appointed Chief Financial Officer of the Company in August 2003. From 1993 - 2002, Mr. Richardson was a financial consultant in a variety of industries, including working for four years as a project manager for Westcoast Energy on gas and electric infrastructure projects in Latin America. In the early 1990's, he was CFO of a publicly traded venture capital firm, helping to bring it onto the TSE via a reverse take-over. Mr. Richardson also worked in investment banking, and as CFO of a biotech start-up. He has significant experience in project planning, management and control and in working with early stage technology companies. Mr. Richardson received his designation as a Chartered Accountant in 1987, and in 1990, graduated with a MBA degree from IMD in Switzerland.

Luc Duchesne Ph.D. Dr. Duchesne was appointed Chief Forester of the Company in August 2003. He is a 13-year veteran research scientist on bioproducts and non-timber forest products with Natural Resources Canada at the Great Lakes Forestry Center in Sault Ste Marie, Ontario. He is one of Canada's leading authorities in Non-timber Forest Products and has been instrumental in mainstreaming this industry. Dr. Duchesne is widely published in a broad range of disciplines; he is the author or co-author of 85 book chapters and scientific articles, and has presented over 150 lectures in symposia, international and national meetings. He is an associate editor at of The Forestry Chronicle and of Soil, Water and Air Pollution and has taught in 7 Universities at the undergraduate and graduate levels. Dr. Duchesne graduated in 1983 with a BSc in Forest Ecology, Laval University; MSc in Forest Pathology, University of Toronto in 1985 and Ph.D. in Botany, University of Guelph in 1988.

Warren Johnson, P.Eng. Mr. Warren Johnson was appointed Chief Technology Officer in September 2001. Mr. Johnson leads the BioOil design engineering and construction group. Before joining the Company, he worked for 18 years in the domestic and international chemical, pulp and paper and environmental industries in process design, design and construction management, new technology development and commercialization, start-up, operations and safety. His recent responsibility included technology development and commercialization as VP, Engineering at Conor Pacific

Environmental Technologies Inc. He is a Professional Engineer and holds a B.Sc. from the University of Alberta.

Laura Santos. Mrs. Santos has been Secretary of the Company since March 1998, Assistant Secretary and Executive Assistant since 1994. Prior to joining the Company, she was Accounting Supervisor with Everex Systems from 1990 to 1993; Senior Accounting Clerk with Walbar, Canada from 1989 to 1990 and with CitiBank, N.A. and Chemical Bank in New York from 1983 to 1988. She was also Assistant to the Executive Secretary of the Philippine American Chamber of Commerce in New York from 1982 to 1983. Mrs. Santos graduated with a Bachelor of Fine Arts degree from the University of the East, Philippines.

B. Compensation of Directors and Senior Management

The following table contains a summary of compensation paid or payable to directors and senior management during the year ended December 31, 2003*:

Name	Salary ($)	Bonus ($)	Long-term Incentive Plan ($)	Long-term Incentive Plan ($)
Richard Chen-Hsing Lin	160,600**	6,692	-	-
Robert Andrew Kingston	233,413	9,702	-	-
Curtin Winsor, Jr., Ph.D	1,652**	-	-	-
Shing-Cheng Hong	457**	-	-	-
Desmond Radlein	577**	-	-	-
Chih-Lin Chu	-	-	-	-
Brian Richardson	77,268	4,461	-	-
Luc Duchesne	44,612	4,461	-	-
Warren Johnson	107,066	4,461	-	-
Laura Santos	60,670	2,528	-	-

*Except as otherwise noted, all compensation are disclosed in U.S. dollars based upon 2003's average exchange rate of $0.7138 per dollar.

**Salary includes both cash and share compensation. Please refer to Item 7-B for details of Mr. Lin's compensation.

The following table lists stock options outstanding at December 31, 2003 to purchase common shares of the Company for directors and senior management:

Name	Number of Shares	Exercise Price	Expiry Date
Richard Chen Hsing Lin	56,000	$1.00	18-Jan-04 to 22-Dec-04
Richard Chen Hsing Lin	750,000	$0.50	2-Feb-05 to 28-Apr-06
Richard Chen Hsing Lin	300,000	$0.23	30-Aug-06
Richard Chen Hsing Lin	176,929	$0.20	30-Aug-05
Robert Andrew Kingston	775,000	$0.50	2-Feb-05 to 23-Feb-07
Robert Andrew Kingston	633,750	$0.20	30-Aug-05

Name	Number of Shares	Exercise Price	Expiry Date
Robert Andrew Kingston	300,000	$0.23	30-Aug-06
Robert Andrew Kingston	2,400,000	$0.22	30-Aug-06 to 22-Dec-06
Curtin Winsor, Jr., Ph.D	10,000	$1.00	3-Jun-04
Curtin Winsor, Jr., Ph.D	24,000	$0.90	9-Dec-06
Curtin Winsor, Jr., Ph.D	24,000	$0.33	22-Dec-08
Desmond Radlein, Ph.D	10,000	$1.00	12-Dec-04
Desmond Radlein, Ph.D	20,000	$0.90	9-Dec-06
Desmond Radlein, Ph.D	24,000	$0.33	22-Dec-08
Shing-Cheng Hong	10,000	$1.00	12-Dec-04
Shing-Cheng Hong	16,000	$0.90	9-Dec-06
Shing-Cheng Hong	16,000	$0.33	22-Dec-08
Chih-Lin Chu	16,000	$0.90	9-Dec-06
Chih-Lin Chu	16,000	$0.33	22-Dec-08
Luc Duchesne	100,000	$0.50	30-Aug-06
Brian Richardson	240,000	$0.23	06-May-06
Brian Richardson	100,000	$0.45	30-Aug-06
Warren Johnson	110,000	$1.00	31-Oct-04
Warren Johnson	150,000	$0.50	31-Mar-06 to 29-Apr-06
Warren Johnson	58,976	$0.20	30-Aug-05
Warren Johnson	200,000	$0.23	31-Mar-06
Laura Santos	80,000	$1.50	14-Jun-05 to 31-Jan-06
Laura Santos	10,000	$1.00	2-Feb-05
Laura Santos	15,000	$0.50	28-Apr-06
Laura Santos	100,000	$0.23	30-Aug-07
Laura Santos	33,420	$0.20	30-Aug-05

C. Board Practices and Share Ownership

Members of the Board of Directors have served in their respective capacities since their election. Each director elected will hold office until the conclusion of the next Annual General Meeting of the Company at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the Company Act (British Columbia).

The Company maintains standing Executive, Compensation and Audit Committees, but does not have a nominating committee. The Executive Committee is comprised of Dr. Desmond Radlein, Messrs. R. Andrew Kingston and Richard Chen-Hsing Lin. The purpose of the Committee is to act on behalf of the Board to provide direction to management and to authorize and approve expenditures in excess of the authority delegated by the Board to management, with such approvals to be ratified by the Board at the next regular scheduled Meeting.

The Company's Audit and Corporate Governance Committee, whose members include Drs. Curtin Winsor, Jr. and Desmond Radlein and Mr. Shing-Cheng Hong, reviews the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company's independent auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment.

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company's officers and employees; and (v) the administration of the Company's stock option plans as authorized by the Board. The Committee is comprised of Drs. Desmond Radlein and Curtin Winsor, Jr. and Mr. Richard Chen-Hsing Lin.

At the October 30, 2001 Board Meeting, the Board approved a new compensation plan proposed by the Compensation Committee for non-management Board and Committee members, retroactive to July 1, 2001, as follows: a) annual retainer of 16,000, 8,000 and 4,000 stock options for Board members, Committee chairs and Technical Advisory Committee members, respectively; the term of the stock options is for five (5) years and priced on the day of respective Annual General Meeting ("AGM") of Shareholders for the year, based on the lower of the price of that day or the average of the five trading days prior to the AGM date; b) Board and Committee meeting fees – C$300 per meeting under two (2) hours and C$1,200 per meeting over two (2) hours; Committee chairs are compensated 150% of the above rates. The fees are payable in shares with the provision that the recipient may elect to receive up to 30% in cash, and shares are priced based on the last trading day of the respective quarter at the lower of the price on such day or the previous five (5) day trading average. The Compensation Committee of the Board regularly reviews the appropriateness of Director's compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Company to such executive officers in their capacity as executive officers.

The following table sets out the names of directors and senior management, the period of time during which each has been a director or senior manager of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised and percentage of ownership as at March 31, 2004:

Name	Periods during which Has Served as a Director or Senior Manager	Shares Owned and % of Ownership
Richard Chen-Hsing Lin[2][3] Chairman, Vice-President, Asian Affairs and Director	Since 1992	1,906,168 Common shares[4] 2.44%
Robert Andrew Kingston [3] President, Chief Executive Officer and Director	Since 1999	830,853 Common shares[5] 1.06%
Curtin Winsor, Jr., Ph.D.[1] [2] Director	Since 1996	248,557 Common shares 0.31%
Desmond Radlein, Ph.D.[1] [2][3] Director	Since 1997	44,563 Common shares 0.057%
Shing-Cheng Hong[1] Director	Since 1997	40,836 Common shares 0.052%
Chih-Lin Chu Director	Since 2001	nil
Brian Richardson Chief Financial Officer	Since 2003	nil
Luc Duchesne, Ph.D. Chief Forester	Since 2003	nil
Warren Johnson Chief Technology Officer	Since 2001	5,000 Common shares 0.006%
Laura Santos Corporate Secretary	Since 1998	24,172 Common shares 0.031%

Notes:

(1)   Member of the Audit and Corporate Governance Committee of the Board.

(2)   Member of the Compensation Committee of the Board.

(3)   Member of the Executive Committee of the Board.

(4)   Includes 1,906,168 Common Shares, of which 1,733,256 Common Shares are held by Cantai Property Limited, a company controlled by Mr. Lin of which 60,000 Common Shares are held in escrow subject to the Company's attainment of certain performance criteria; also includes 172,912 Common Shares held by Neoventi Technology Corporation over which Shares Mr. Lin has voting and disposition powers.

(5)   Includes 830,853 Common Shares held by Cape Fear Limited a UK company whereby Mr. Kingston serves as a director.

The number of shares beneficially owned by the directors and senior management, directly or indirectly, are based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of the Company, and by the nominees themselves. The Directors and

Officers beneficially own or effectively control as a group a total of 3,100,149 shares which represent 3.97% of the total issued and outstanding shares of the Company.

The Directors and Senior Management hold a total of 7,477,820 options. 5,265,820 options are exercisable between $0.20 and $0.33 each; 1,890,000 are exercisable between $0.45 and $0.50 each; and 322,000 options are exercisable between $0.90 and $1.50 each. 7,155,820 unexercised options were in the money based on the average trading price of $0.63 per Common share as listed on the OTC BB as at March 31, 2004.

Percentage of class is calculated based on the outstanding common shares as at March 31, 2004 of 77,917,558.

The Company has a Stock Option Plan (the "Plan"), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company's shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. At March 31, 2004, 943,690 options were issuable under the Plan and 10,743,944 options were outstanding at exercise prices ranging from $0.20 to $1.50 per common share.

D. Employees

The following table lists the number of employees at the end of the period for each of the past three financial years broken down by geographic location.

	2003	2002	2001
Canada	16	17	25
US	1	2	2
UK	1	2	6
	18	21	33

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government, nor is it aware of any person who owns more than 5% of the Company's common stock (the only outstanding class of the Company's voting securities) except as noted below:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
Cede & Co.[1] Box 20 Bowling Green Station New York, New York, 10274	24,092,824	30.9%
The Canadian Depository for Securities Limited ("CDS")[1] 85 Richmond Street West Toronto, Ontario M5H 2C9	24,784,554	31.8%

(1) Cede & Co. and CDS are brokerage clearing houses and hold shares on behalf of brokerage firms. Management of the Company is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in their brokerage accounts.

The above information was supplied by Computershare Trust Company of Canada, the Company's registrar and transfer agent.

Canadian law does not permit disclosure of the beneficial shareholders of a company's voting securities.

Major shareholders do not have different voting rights.

The Company knows of no arrangements which may, at a subsequent date, result in a change of control.

Computershare Trust Company of Canada (Computershare) is the Company's registrar and transfer agent for the Company's shares. Computershare's records as of March 31, 2004 indicate 77,917,558 shares of common stock issued and outstanding as follows:

Residence of Shareholder	Number of Holders	Number of Shares [1]	Percent
Canada	93	31,130,976	39.95%
U.S.A.	211	24,351,775	31.25%
Other	117	22,434,807	28.8%
Total	421	77,917,558	100%

[1] Includes the total number of shares held by registered and beneficial shareholders.

B. Related Party Transactions

Pursuant to a Consulting Agreement, commencing April 11, 2003 with Cape Fear Limited ("CFL") until December 31, 2007, the Company pays a monthly fee of $18,750 plus rate of inflation as published by Statistics Canada, to CFL for the services of Mr. Kingston as President and Chief Executive Officer, plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2003, the Company paid CFL a total of $233,413 in cash. As per consulting agreement, Mr. Kingston can also earn a bonus of up to 50% of his base compensation if certain milestones are achieved. In the event that CFL's contract is terminated by the Company, the terms of the contract shall remain in force.

Pursuant to a Consulting Agreement, commencing July 1, 2003 until December 31, 2007 with Cantai Property Ltd. ("Cantai"), a company controlled by Mr. Lin, the Company pays a monthly consulting fee of $13,384 to Cantai for the services of Mr. Lin, plus reimbursement of out-of-pocket expenses. For the year ended December 31, 2003, the Company paid Cantai a total of $160,600, $45,505 of this amount was subscribed into the Company's private placement at $0.15 per share including a half a warrant, expiring three years from issue to purchase the Company's common share at $0.25 per share. Mr. Lin can also earn a bonus of up to 50% of his base compensation if certain milestones are achieved. In the event that Cantai's contract is terminated by the Company, the terms of the contract shall remain in force.

Consulting fees and share issue costs of $1,002,085 for the year ended December 31, 2003 have been paid to a shareholder of the Company. Included in the amount above, is $1,002,085 paid by stock based compensation.

As at December 31, 2003, $32,673 was advanced to Desmond Radlein, a Director of the Company in connection with the formation of a joint venture for the development of the

Company's BioOil technology and related products. The joint venture had not been formalized at December 31, 2003.

On June 3, 2003 the Company entered into a loan agreement with an officer of the Company for $50,000. The loan bear interest at 2% per month and have a 12-month term. The loan agreement also calls for the Company to issue 0.5 million warrants exercisable at $0.20 each for a period of five years as part of the loan financings. In December 2003, the Company repaid the loan and the lenders released the Company from the general security agreement.

Item 8. Financial Information

A. *Consolidated Statements and Other Financial Information*

See Item 17 and 18 for the Company's Consolidated Financial Statements for the year ended December 31, 2003.

B. *Significant Changes*

Operations

The Company focused its efforts during 2003 on development of its core BioTherm technology and the development of its first commercial scale (100 tpd) BioOil production facility to be located in Ontario, Canada. The Company completed the sale of its DynaPower assets In April 2002 and in December the Company's UK operations were scaled back following the liquidation of its 75% owned subsidiary BBL. Accordingly, the results of operations of BBL for the current and prior periods have been accounted for as discontinued operations

In Canada, the Company's R&D efforts with its 10 tpd pilot plant were completed and all continuing efforts are now focused on development of the 100 tpd first commercial plant. Opportunities in British Columbia continue to be pursued and additional projects were investigated including promising opportunities in Ontario and elsewhere.

Subsequent to year-end, the Company signed a Contribution Agreement with Sustainable Development Technology Canada ("SDTC") that provides C$5 million (US$3.75 million) of financial support for its Erie Flooring BioOil Co-generation project based in Ontario, Canada. The project is being developed in partnership with Orenda division of Magellan Aerospace, Ontario Power Generation, UMA Engineering and Erie Flooring and Wood Products.

Financing Activities

The Company's financing efforts were successful to a limited degree and continued to support the Canadian focused operations of the Company. The Company is continuing to raise equity capital in support of its project development and its ongoing operations.

Item 9. The Offer and Listing

DynaMotive Energy Systems Corporation's Common Shares is traded on the Over the Counter Bulletin Board (OTC:BB) under the symbol DYMTF.OB. As at December 31, 2003, the closing market sales price on the OTC BB for the Company's Common Share was $0.59 per share. The following table shows the High and Low sales prices for the securities traded on the NASD OTC Bulletin Board for the five years ended; quarter ended the past three years and three months ended subsequent to year ended 2003 as follows:

Year Ended	High	Low
1999	1.88	0.25
2000	4.11	0.28
2001	1.69	0.49
2002	0.67	0.18
2003	0.79	0.14

Quarter Ended	High	Low
June 30, 2002	0.50	0.27
September 30, 2002	0.41	0.26
December 31, 2002	0.67	0.18
March 31, 2003	0.22	0.14
June 30, 2003	0.70	0.15
September 30, 2003	0.79	0.36
December 31, 2003	0.64	0.31
March 31, 2004	0.80	0.51

Month Ended	High	Low
November 2003	0.60	0.33
December 2003	0.64	0.57
January 2004	0.61	0.51
February 2004	0.58	0.54
March 2004	0.80	0.55
April 2004	0.67	0.57

The Company has never declared or paid cash dividends on its Common Shares. The Company currently intends to retain its earnings, if any, to provide funds for the operation and expansion of its business and, therefore, does not anticipate declaring or paying cash dividends in the foreseeable future.

On June 10, 2003, the Company received a cease trade order from the British Columbia Securities Commission for failure to file the Company's year-end financial statements on time. On August 21, 2003, the cease trade order was revoked by the Executive Director of the British Columbia Securities Commission as a result of the Company's filing of the required 2003 financial report.

Item 10. Additional Information

A. Share capital

Not required.

B. Company Act Memorandum, Amendments and Articles of Incorporation

Previously filed as exhibits to the Company's Quarterly Report on Form 10-QSB dated August 15, 2000 and Form 10-Q dated August 14, 2001. (Commission File No. 0-27524).

C. Material contracts

There have been no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding publication of this document.

D. Exchange controls

Nil

There are no Canadian laws, decrees or regulations applicable to the Company that restrict the export or import of capital or that affect the remittance of dividends or other payments, if any, to non-resident holders of the Company's Common Shares, other than British Columbia corporate laws which restrict the company from paying dividends where the Company is or as a result of paying the dividend will become insolvent.

E. Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Certain United States Federal Income Tax Consequences to United States Holders

The Canada-U.S. Income Tax Convention (1980), as amended, provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States and which owns at least 10% of the voting shares of the corporation paying the dividend.

Passive Foreign Investment Company

For any taxable year of the Company, if 75% or more of the Company's gross income is "passive income" (as defined in the Code) or if at least 50% of the Company's assets, by average fair market value (or by adjusted income tax bases if the Company elects), are assets that produce or are held for the production of passive income, the Company will be a Passive Foreign Investment Company ("PFIC"). The Company may be a PFIC and, if so, may continue to be a PFIC for the foreseeable future.

A U.S. Shareholder of a PFIC is subject to special U.S. federal income tax rules in Sections 1291 to 1297 of the Code. As described below, these provisions set forth two alternative tax regimes at the election of each such U.S. Shareholder, depending upon whether the U.S. Shareholder elects to treat the Company as a "qualified electing fund" (a "QEF Election").

1. The QEF Election Alternative

Each U.S. Shareholder is strongly urged to consider making a QEF Election because of the potential benefits of such election that are discussed below and because the Company anticipates that it will not have any earnings and profits (as computed for United States federal income tax purposes) for the current taxable year and little, if any, earnings and profits for any future taxable year in which the Company is a PFIC. (There can be no assurance, however, that this will be the case.) Accordingly, the timely making of the QEF election, as discussed below, generally should, subject to the discussion below under "Other PFIC Rules", avoid any significant adverse United States federal income tax consequences resulting from any classification of the Company as a PFIC, although this may depend on a particular U.S. Shareholder's particular circumstances.

A U.S. Shareholder who elects in a timely manner to treat the Company as a QEF (an "Electing U.S. Shareholder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company is a PFIC (or is treated as a PFIC with respect to the U.S. Shareholder) on such Electing U.S. Shareholder's pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts actually are distributed. An Electing U.S. Shareholder, however, would not take into account any income with respect to any taxable year of the Company for which it has no earnings and profits. Adjustments are provided generally to prevent double taxation at the time of later distributions on or dispositions of common shares.

The QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of common shares (or deemed to be realized on the pledge of such shareholder's common shares) as capital gain; (ii) treat such shareholder's share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; (iii) probably (although in the absence of regulations this matter is not free from doubt) retain in the case of an individual Electing U.S. Shareholder, the "step-up" in the tax basis of common shares to the fair market value of such shares on the date of such Electing U.S. Shareholder's death (which would otherwise not be retained); and (iv) generally avoid interest charges resulting from PFIC status altogether.

In the event the Company is deemed a PFIC, the Company intends to comply with the reporting requirements prescribed by Treasury regulations. In particular, the Company will maintain information so that the ordinary earnings and net capital gain of the Company may be determined. However, future regulations may contain reporting and record-keeping requirements that are so onerous that it would not be practicable for the Company to comply. If, after review of the requirements, the Company decides not to comply with the PFIC record-keeping requirements, the Company will so notify its shareholders.

A QEF election must be made by attaching the following documents to the timely filed U.S. federal income tax return for the first taxable year of the U.S. Shareholder in which or with which a taxable year of the Company during which the Company was a PFIC and the U.S. Shareholder held (or was considered to have held) common shares ends: (i) a "Shareholder Section 1295 Election Statement" executed by the U.S. Shareholder, (ii) a "PFIC Annual Information Statement" received by the U.S. Shareholder from the Company, and (iii) a Form 8621. In addition, the Electing U.S. Shareholder must file a copy of the Shareholder Section 1295 Election Statement with the Internal Revenue Service Center, P.O. Box 21086, Philadelphia, PA 19114. In the case of common shares owned through a U.S. entity, the election is made at the entity level.

2. The Non-QEF Election Alternative

If a U.S. Shareholder does not timely make a QEF election for the first taxable year of the Company during which he holds (or is considered to hold) the common shares in question and the Company is a PFIC (a "Non-electing U.S. Shareholder"), then special rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of common shares, and (ii) certain "excess distributions" (as defined in the Code) by the Company. The Company has never made any distributions with respect to the common shares and it does not anticipate making any such distributions in the foreseeable future.

A non-electing U.S. Shareholder generally would be required to pro-rate all gains realized on the disposition of common shares and all excess distributions over such shareholder's entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Shareholder (provided that such periods are not prior to the first day of the first taxable year of the Company during such U.S. Shareholder's holding period and beginning after December 31, 1986 for which it was a PFIC) would be taxed at the highest tax rates for each such prior year applicable to ordinary income. (Special foreign tax credit rules apply with respect to withholding taxes imposed on amounts that are treated as excess distributions.) The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as "personal interest" which is non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds (or is considered to hold) common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitely a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. Certain other elections are also available to Non-electing U.S. Shareholders.

Other PFIC Rules:

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC, regardless of whether the common shares are held (or considered to be held) by an Electing or Non-electing U.S. Shareholder. For example, under Section 1297(b)(6) of the Code, a U.S. Shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock. In addition, under Section 1291 (f) of the Code, the Treasury has authority to issue regulations that would treat as taxable certain transfers that are generally not so treated, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Shareholders.

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

Documents and exhibits referred to in this document may be inspected at the offices of the Securities and Exchange Commission or obtained from the Company by telephoning (604) 267-6013 or in writing at Suite 105 – 1700 West 75th Avenue, Vancouver, BC, V6P 6G2.

I. Subsidiary Information
No applicable

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to financial market risks, including changes in interest rates and foreign currencies.

FOREIGN CURRENCY RISK

The Company has operations in Canada, the U.S. and the United Kingdom, and therefore the Company is subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, the Company's future results could be materially adversely affected by changes in these or other factors.

The Company can be adversely affected when the Canadian currency appreciates. Management has the ability, to some extent, to time the exchange and enter into forward exchange contracts in an attempt to mitigate such risk. The Company's financial statements are reported in U.S. currency. The extent of the Company's exposure depends on the degree of fluctuation in foreign currencies. Due to the nature of foreign currency exchange, the exact exposure is difficult to estimate.

The Company's sales, corresponding receivables and the majority of its expenses are in Canadian and U.S. dollars. The Company holds cash in U.S., Canadian and U.K. funds, and exchanges from U.S. currency to Canadian and U.K. currency as necessary. Through operations in Canada and the U.S., the Company incurs research and development and administrative expenses in Canadian dollars and U.S. dollars and potentially other foreign currencies. The Company is exposed, in the normal course of business, to foreign currency risks on any non-Canadian dollar expenditures. The Company has evaluated its exposure to these risks and has determined that the only significant foreign currency exposure at this time is to the U.S. dollar, through receipt of proceeds of U.S. dollar denominated share offerings. At this time, the Company does not believe the exposure to other currency fluctuations is material.

INTEREST RATE RISK

The Company invests its cash in a variety of short-term financial instruments, including bank deposits, commercial paper and money market instruments. Our portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. These investments are typically denominated in U.S. dollars. Cash balances in other foreign currencies are operating balances and are only invested in demand or short-term deposits of the local operating bank.
Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted because of a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, the Company's future investment income may fall short of expectations because of changes in interest rates or we may suffer losses in principal if forced to sell securities which have seen a decline in market value because of changes in interest rates.

The Company's investments are made in accordance with an investment policy approved by our Board of Directors. Under this policy, all short-term investments must be made in investment grade securities with original maturities of less than one year at the time of acquisition.

The Company does not attempt to reduce or eliminate its investment exposure to interest rate risk through the use of derivative financial instruments due to the short-term nature of the Company's investments. Based on a sensitivity analysis performed on the balances as of December 31, 2003, the fair value of short term investments would not be significantly impacted by either a 100 basis point increase or decrease in interest rates.
The Company has no bank loans outstanding.

Item 12. Description Of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications To The Right Of Security Holders and Use Of Proceeds

Not applicable.

Item 15. Controls And Procedures

As a consequence of the Sarbanes-Oxley Act of 2002, the Company's principal executive and financial officers are required to review the Company's internal controls and corporate disclosure controls and procedures based on their evaluation as of the date within 90 days prior to the filing of the Annual Report. As of the date of filing of this Annual Report the executive and financial officers are currently reviewing the Company's controls and procedures and formalising additional policies in regard to them. It is not currently possible to provide a conclusion in regards to the reliability of the Company's internal controls however the Company notes that its modest asset base and relatively limited number of individually significant transactions suggests that sophisticated financial and disclosure controls and procedures will not be warranted for the Company. The Company's financial procedures require that two persons who are either officers or directors sign all cheques and other banking documents. There have not been any significant changes in the Company's internal controls or other factors that could significantly affect these controls over the last several years. The Company's disclosure of financial and other operational results is only made after they have been reviewed by the Chief Executive and Chief Financial officers and by the board.

Item 16. [Reserved]

ITEM 16A. Audit committee financial expert

Our board of directors has determined that Mr. Shing-Cheng Hong is the committee financial expert on our audit committee. For details on his professional career see "Item 6. Directors, Senior Management and Employees".

ITEM 16B Code of Ethics

The Company has adopted a code of ethics which requires all employees to acknowledge a responsibility for honest, fair and respectful dealings between the Company and its employees, customers and suppliers. The Code requires observance of high standards of respect for the laws applicable to the Company's business activities and precludes offering or accepting any benefit from a customer or supplier which could be construed as an improper inducement to do business. The Company's insiders acknowledge their responsibility for careful compliance with corporate disclosure and securities trading laws. The Code is available for review on the Company's website.

ITEM 16C Principal accountant fees and services

A summary of accountant fees and services are provided in a table below:

	Total Fees	
	2003	2002
Audit Fees [1]	122,698	86,613
Audit-Related Fees [2]	—	—
Tax Fees [3]	7,923	701
All Other Fees [4]	—	5,413
Total	130,621	92,727

(1) Audit fees are the aggregate fees billed by our external auditors for the audit of our annual consolidated financial statements and services that are normally provided by external auditors in connection with statutory and regulatory filings.

(2) Audit-related fees in 2003 and 2002 include fees related to services that are reasonably related to the performance of the audit or review of our financial statements but not included under "Audit Fees".

(3) Tax fees in 2003 and 2002 include fees related to services for tax compliance and tax planning.

(4) All other fees include miscellaneous financial advises other than above categories.

Part III

Item 17. Financial Statements

Financial Statements required under this item are filed herewith and attached to this Form 20-F and form part of this Annual Report.

Item 18. Financial Statements

Not applicable.

Index to Financial Statements

Auditors' Report
Consolidated Balance Sheets as at
  December 31, 2003 and December 31, 2002
Consolidated Statements of Loss for the years ended
  December 31, 2003, December 31, 2002 and December 31, 2001
Consolidated Statements of Deficit for the years ended
  December 31, 2003, December 31, 2002 and December 31, 2001
Consolidated Statements of Cash Flows for the years ended
  December 31, 2003, December 31, 2002 and December 31, 2001

Notes to Consolidated Financial Statements

Consolidated Financial Statements (in U.S. dollars)

DynaMotive Energy Systems Corporation

December 31, 2003 and 2002

AUDITORS' REPORT

To the Shareholders of

DynaMotive Energy Systems Corporation

We have audited the consolidated balance sheets of DynaMotive Energy Systems Corporation as at December 31, 2003 and 2002 and the consolidated statements of loss, deficit and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada,

April 16, 2004.   Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the shareholders dated April 16, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Ernst & Young LLP

Vancouver, Canada,

April 16, 2004.   Chartered   Accountants

DynaMotive Energy Systems Corporation

Incorporated under the laws of British Columbia, Canada

CONSOLIDATED BALANCE SHEETS

(See Nature of Business and Going Concern Uncertainty - Note 1)

As at December 31 (in U.S. dollars)

	2003 $	2002 $
ASSETS *[note 7]*		
Current		
Cash	**283,514**	25,093
Accounts receivable	**97,501**	59,102
Government grants receivable *[note 15]*	**732,776**	160,316
Prepaid expenses and deposits	**74,280**	78,846
Total current assets	**1,188,071**	323,357
Other long-term assets	**32,673**	—
Capital assets *[note 5]*	**2,293,422**	750,409
Patents *[note 6]*	**245,439**	212,047
	3,759,605	1,285,813
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Short-term loans *[note 7]*	**—**	158,539
Accounts payable and accrued liabilities *[notes 4(b) and 8]*	**1,880,680**	1,698,052
Project advance *[note 17]*	**154,488**	—
Convertible loans *[note 12(c)]*	**—**	101,034
Total liabilities	**2,035,168**	1,957,625
Commitments and contingencies *[notes 1, 11, 12 and 15]*		
Shareholders' Equity (Deficiency)		
Share capital *[note 9(b)]*	**30,907,990**	27,553,040
Shares to be issued *[note 9(c)]*	**2,827,111**	771,449
Contributed surplus *[note 9(h)]*	**4,815,679**	2,698,998
Cumulative translation adjustment	**(690,107)**	(543,744)
Deficit	**(36,136,236)**	(31,151,555)
Total shareholders' Equity (Deficiency)	**1,724,437**	(671,812)
	3,759,605	1,285,813

See accompanying notes

On behalf of the Board:

"Richard Lin"	"R. Andrew Kingston"
Director	Director

DynaMotive Energy Systems Corporation

Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF LOSS

For the Year Ended December 31 (in U.S. dollars)

	2003 $	2002 $	2001 $
REVENUE			
Sales	—	68,569	274,360
EXPENSES *[note 12]*			
Cost of sales	—	6,587	205,898
Amortization and depreciation	**125,580**	313,474	404,495
Interest expense *[note 14]*	**320,643**	123,013	26,080
Marketing *[note 9(i)]*	**155,914**	183,294	670,415
Office supplies, telephone and insurance	**300,751**	230,808	371,663
Professional fees *[note 9(i)]*	**954,223**	861,199	1,970,843
Rent *[note 9(i)]*	**109,653**	515,446	351,738
Research and development *[note 15]*	**512,981**	165,265	616,815
General and administrative salaries and benefits			
[note 9(i)]	**2,693,430**	1,483,443	1,461,553
Foreign Exchange gain	**(177,551)**	(80,461)	(6,313)
	4,995,624	3,802,068	6,073,187
Loss from operations	**(4,995,624)**	(3,733,499)	(5,798,827)
OTHER REVENUE AND EXPENSES			
Interest and other income	**73,974**	982	18,405
Gain (loss) on asset disposals	—	(31,615)	(3,170)
Loss on write-down of long-term assets *[notes 5 and 6]*	—	(872,114)	(585,078)
Gain on recovery of government grants *[note 15]*	—	269,792	—
Capital tax expenses	—	—	(68,791)
	(4,921,650)	(632,955)	(638,634)
Loss from continuing operations	**(4,921,650)**	(4,366,454)	(6,437,461)
Loss from discontinued operations *[note 4]*	**(63,031)**	(895,153)	(400,803)
Loss for the year	**(4,984,681)**	(5,261,607)	(6,838,264)
Weighted average number of common			
shares outstanding *[note 9[j]]*	**56,617,490**	45,104,978	36,468,969
Basic and diluted loss per common share			
Continuing operations *[note 9[j]]*	**(0.09)**	(0.10)	(0.18)
Discontinued operations *[note 9[j]]*	—	(0.02)	(0.01)
Loss per share	**(0.09)**	(0.12)	(0.19)

See accompanying notes

DynaMotive Energy Systems Corporation

Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF DEFICIT

As at December 31 (in U.S. dollars)

	2003 $	2002 $	2001 $
Deficit, beginning of year	**(31,151,555)**	(25,773,048)	(18,934,784)
Effect of change in accounting policy *[note 3]*	—	(116,900)	—
Deficit, beginning of year restated	**(31,151,555)**	(25,889,948)	(18,934,784)
Loss for the year	**(4,984,681)**	(5,261,607)	(6,838,264)
Deficit, end of year	**(36,136,236)**	(31,151,555)	(25,773,048)

See accompanying notes

DynaMotive Energy Systems Corporation

Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF CASH FLOWS

As at December 31 (in U.S. dollars)

	2003 $	2002 $	2001 $
OPERATING ACTIVITIES			
Loss for the year	**(4,984,681)**	(5,261,607)	(6,838,264)
Add items not involving cash:			
Amortization and depreciation	**125,580**	313,474	404,495
Interest-non cash	**239,245**	—	—
Loss on write-down of long-term assets	—	753,382	323,850
Loss on write-down of patents	—	118,732	261,228
Stock based compensation *[note 9(i)]*	**2,427,857**	1,326,010	2,107,595
Loss on discontinued operations	—	—	(279,971)
Other	**(177,551)**	(48,846)	(3,145)
Net change in non-cash working capital balances related to operations *[note 14]*	**(372,665)**	451,059	1,169,975
Cash used in operating activities	**(2,742,215)**	(2,347,796)	(2,854,237)
FINANCING ACTIVITIES			
Increase (decrease) in bank indebtedness - short-term	**(158,539)**	196,596	39,999
Increase in short term loan	**265,000**	—	—
Repayment of short term loan	**(265,000)**	—	—
Increase in project advance	**154,488**	—	—
Proceeds from convertible loan	—	263,416	—
Share capital issued	**2,321,852**	1,545,400	1,995,094
Shares to be issued	**1,476,012**	352,376	479,026
Cash provided by financing activities	**3,793,813**	2,357,788	2,514,119
INVESTING ACTIVITIES			
Increase in other long-term assets	**(32,673)**	—	—
Increase in patent costs	**(6,479)**	(7,946)	(31,189)
Purchase of capital assets (net of government grants)	**(491,057)**	(70,071)	(576,460)
Acquisition costs	—	—	(70,243)
Proceeds on sale of equipment	—	13,115	5,787
Cash used in investing activities	**(530,209)**	(64,902)	(672,105)
Increase (decrease) in cash and cash equivalents from operations	**521,389**	(54,910)	(1,012,223)
Effects of foreign exchange rate changes on cash	**(262,968)**	18,462	(21,951)
Increase (decrease) in cash and cash equivalents during year	**258,421**	(36,448)	(1,034,174)
Cash and cash equivalents, beginning of year	**25,093**	61,541	1,095,715
Cash and cash equivalents, end of year	**283,514**	25,093	61,541

See accompanying notes

49

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

1. NATURE OF BUSINESS AND GOING CONCERN UNCERTAINTY

[a] Nature of business

DynaMotive Energy Systems Corporation ("the Company" or "Dynamotive") was incorporated on April 11, 1991 under the laws of the Province of British Columbia. Dynamotive is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. The Company's focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

In April 2001, the Company acquired Border Biofuels Limited ("BBL"), in the U.K. In December 2002, BBL was petitioned into bankruptcy by creditors and became insolvent [note 4]. In April 2002, the Company sold certain assets in its metal cleaning subsidiary, DynaPower, Inc. to focus all of its resources on its BioOil production technology [note 10].

[b] Going concern uncertainty

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at December 31, 2003, the Company has a working capital deficiency of $847,097, and has incurred a loss of $4,984,681 for the year ended December 31, 2003.

The ability of the Company to continue as a going concern is in substantial doubt and dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company is in the process of raising additional capital financing in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets and discharge of its liabilities.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

1. NATURE OF BUSINESS AND GOING CONCERN UNCERTAINTY (cont'd.)

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from government sources and by the issuance of shares of the Company for cash consideration. Subsequent to the period-end, the Company has received additional commitments from the Canadian governmental agencies and has received additional equity financing [note 19].

The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue its operations.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaPower Inc., incorporated under the laws of British Columbia [note 10]; DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd. and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia, and the West Lorne BioOil Co-Generation Limited Partnership formed under the laws of Ontario.

The consolidated financial statements include the results of operations of BBL as discontinued operations [note 4]. DynaMotive Electrochem Corporation, DynaMill Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the period. Gains and losses resulting from this process are recorded in shareholders' equity as an adjustment to the cumulative translation adjustment account.

Revenue recognition

[a] Revenue from the sale of products is recognized upon shipment of the product to the customer.

[b] Revenue from contracts relating to implementation of the Company's metal cleaning systems in a commercial application is recognized on a completed contract basis, except for those which are greater than three months in duration, for which revenue is recognized on a percentage of completion basis where the basis of measure of performance is based on engineering estimates of completion. Losses on contracts are fully provided for when they become known.

[c] Revenue from services contracts is recognized when the services are provided.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

[d] Royalty revenue is recognized when the Company has earned the right to collect payment pursuant to the terms of the relevant agreement and when the amount is reasonably determinable and collectible.

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition of capital assets is deducted from the cost of the related capital assets.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Patents

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent commencing with commercial production. If management determines that development of products to which patent costs relate is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. Due to the long-term nature of estimates inherent in determining future cash flows, it is possible that the future cash flows or the estimated useful life of such assets could be reduced in the future.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Capital assets

Capital assets are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Computer software	100% declining balance
Test equipment	20% declining balance
Leasehold improvements	Straight line over the term of the lease
Motor vehicles	50% the first year and 25% thereafter declining balance

Annually, or more frequently as circumstances require, the Company performs periodic evaluations to assess the recoverability of its capital assets. When the carrying value of capital assets is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital asset to its fair value. In 2002 and 2001, the Company determined that write-downs of the carrying values of certain assets were required [note 5].

Projects under development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company's capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company's capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Annually, or more frequently as circumstances require, the Company performs periodic evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value.

Cash

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. At December 31, 2003 and 2002, the Company did not have cash equivalents.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock based compensation plan

The Company has two stock based compensation plans - a stock appreciation rights ("SA Rights") plan and a stock option plan for directors and employees, which are described in note 9. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the intrinsic method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the intrinsic method for SA Rights when the performance criteria has been met and the SA Rights are vested.

The Company has a compensation arrangement with several officers of the Company whereby the officers receive a fixed number of common shares per month. The Company records compensation expense monthly based on the month-end quoted market price of the Company's stock.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003   (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

In addition, the Company has entered into compensation arrangements, which entitle non-employees to specific amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. The Company recognizes compensation expense based on the fair value of the common stock issuable under the arrangement, when related services are performed. The common shares issuable under these arrangements are generally issued in the quarter following the period in which they are earned.

The Company may also issue stock options, and warrants as consideration for services rendered by non-employees. Such equity awards are recorded at their fair value, as compensation expense or capitalized to capital assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised.

If shares or stock options are repurchased, the excess of the consideration paid over the carrying value of the shares or stock options cancelled is charged to contributed surplus or deficit.

Loss per common share

Loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares. The effect of potential issues of shares under share option, share purchase warrants and conversion agreements are antidilutive. Therefore, diluted loss per common share is equivalent to basic loss per common share.

Financial instruments

The fair values of the financial instruments approximate their carrying value except as otherwise disclosed in the financial statements.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003   (expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES

[a] Stock based compensation

Effective January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that are outstanding or granted for fiscal years beginning on or after January 1, 2002 to be measured and recognized using a fair value based method. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

As a result of adopting this new standard, opening deficit as at January 1, 2002 is increased by $116,900 and contributed surplus is increased by $116,900 to reflect certain SA Rights that were outstanding as at January 1, 2002. As required by the standard, prior period comparative figures have not been restated. The fair value method is encouraged for all other employee stock based compensation but other methods of accounting such as intrinsic method are permitted. If the fair value method is not adopted, then proforma disclosure for net loss and loss per share is required to show the effects as if the fair value method has been used. The Company has elected to use the intrinsic method to account for awards granted to employees and directors.

[b] Impairment of long-lived assets

Effective January 1, 2002, the Company has prospectively adopted the new recommendations of the CICA Handbook Section 3063 "Impairment of Long-lived Assets" with respect to the recognition, measurement and disclosure of the impairment of long-lived assets. This standard required the recognition of an impairment loss for a long-lived asset to be held and used when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use. An impairment loss, if any, is determined as the excess of the carrying value of the assets over its fair value.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003   (expressed in U.S. dollars)

4. BORDER BIOFUELS LTD.

[a] Liquidation of BBL

On April 6, 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited ("BBL"), a United Kingdom Green Power project development company for a nominal cash consideration of $2 (£1) plus acquisition cost of $70,241 (£49,537).

On December 13, 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom. Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL's assets.

As BBL is in liquidation at December 31, 2003, the Company no longer controls the operating, financing and investing decisions of the BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy. Accordingly, the results of operations of BBL for the current and prior periods have been accounted for as discontinued operations.

Condensed financial information for BBL as at December 13, 2002 is as follows:

	$
Current assets	44,906
Non-current assets	4,235,771
Current liabilities	(1,790,768)
Non-current liabilities	(3,100,340)
Net assets	(610,431)

The result of the discontinued operations are as follows:

	2003 $	**2002** $	**2001** $
Sales	—	—	357,046
Net loss from discontinued operations	**(63,031)**	(1,508,189)	(400,803)
Gain on disposal	—	613,036	—
	(63,031)	(895,153)	(400,803)

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

4. BORDER BIOFUELS LTD. (cont'd.)

[b] Guarantee provided by Dynamotive

In 2001, BBL entered into a credit facility with Bank of Scotland for a maximum of $355,700 (£200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate (as at December 31, 2001 - 4%) plus 3%. The credit facility is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability in 2002 and included the impact as part of the 2002 loss from discontinued operations.

[c] Acquisition of BBL

The acquisition of BBL was accounted for using the purchase method. The consolidated financial statements reflect the results of operation of BBL from the date of acquisition through December 13, 2002 at which time the accounts were deconsolidated as discussed above. The consideration paid had been allocated to the net identifiable assets acquired based on their estimated fair value as follows:

	$
Net assets acquired	
Cash	1,994
Non-cash working capital	(1,237,786)
Capital assets	100,663
Power purchase agreements	3,538,463
Bank indebtedness	(1,627,303)
Shareholders loans	(486,674)
Long term debt	(75,046)
Minority interest	(144,068)
Total	70,243
Consideration provided	
Cash	2
Costs of acquisition	70,241
Total	70,243

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

4. BORDER BIOFUELS LTD. (cont'd.)

The costs of acquisition related to legal and professional fees incurred by the Company in the acquisition. The power purchase agreements are contractual agreements with government agencies in the UK for the Company to supply electricity from renewable energy sources. The power purchase agreements have an average remaining term of 15 years. The contracts provide a guaranteed premium price based on the bid price per kWh of electricity generated. The premium price is index linked to a consumer price index through to 2017. The agreements are not site specific and are transferable.

5. CAPITAL ASSETS

	2003		2002	
	Cost $	Accumulated Amortization $	Cost $	Accumulated Amortization $
Furniture and fixtures	172,248	119,926	140,748	87,801
Computer equipment and software	299,811	258,917	242,941	198,872
Test equipment	603,015	324,938	495,061	209,692
Projects under development:				
Construction in Progress – West Lorne	1,235,510	—	335,491	—
Pre-construction advances	664,057	—	—	—
Leasehold improvements	88,065	88,065	72,299	69,262
Motor vehicles	53,462	30,900	43,891	14,395
	3,116,168	822,746	1,330,431	580,022
Net book value	2,293,422		750,409	

The Company is constructing a 100 tonne per day BioOil co-generation project at the site of Erie Flooring in West Lorne, Ontario (See note 17). At December 31, 2003 the Company had recorded pre-construction advances of $664,057 representing initial payments on a second proposed 100 tonne per day plant. All of the pre-construction advances were unpaid and included in accounts payable or shares to be issued as appropriate at December 31, 2003.

During 2003, government grants of $416,708 [2002 - $122,474] have been applied to reduce the cost of capital assets under construction. For 2003 and 2002, capital assets under construction comprise the costs to construct a 100 tonne per day BioOil plant.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

5. CAPITAL ASSETS (cont'd.)

In 2002, the Company recorded write-downs of capital assets totaling $753,382, pertaining to the BioOil Power Generation segment. The Company determined that the net realizable value of certain test equipment was below their carrying values.

In 2001, the Company recorded write-downs of capital assets totaling $323,850, including $148,813 for capital assets pertaining to the BioLime segment and $175,037 for capital assets pertaining to the DynaPower segment. The Company determined that the development of commercially viable BioLime products was uncertain and therefore, the carrying value of these assets was written down to $nil. The DynaPower capital assets were held for disposal and the Company had written the carrying value down to their net realizable value of $1 [note 10].

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

6. PATENTS

| | 2003 | | 2002 | |
	Cost $	Accumulated Amortization $	Cost $	Accumulated Amortization $
Patents	**320,250**	**74,811**	257,599	45,552
Net book value	**245,439**		212,047	

In 2002, the Company recorded a write-down on patents pertaining to the DynaPower metal cleaning technology of $118,732. The Company determined that the future cash flows from these licenses granted upon the management buyout [note 10] of DynaPower were insufficient to support the carrying value of these patents. Therefore, these patents were written down to management's best estimates of the future discounted cash flows from the licenses on these patents.

In 2001, the Company recorded write-down of patents totaling $261,228, including $181,531 pertaining for BioLime patents, $72,514 for Actuator patents and $7,183 for other patents. The Company determined that the development of commercially viable uses for the products to which the costs for the BioLime, Actuator and other patents relate was uncertain and therefore, the costs related to these patents were charged to operations.

7. SHORT-TERM LOANS

[a] On June 3, 2003 the Company entered into a loan agreement with a U.S. based Trust for $200,000 and an officer of the Company for $50,000. The loans bear interest at 2% per month and have a 12-month term. The loan agreement also calls for the Company to issue 2.5 million warrants exercisable at $0.20 each for a period of five years as part of the loan financings. The proceeds of the loan have been allocated to the loans and warrants based on their relative fair values. Accordingly, $104,167 was allocated to the loans and $145,833 was allocated to the warrants. The carrying value of the debt will be accreted up to its fair value over the term to maturity. Accretion of $12,153 has been recognized in the year ended December 31, 2003. The Company provided the lenders with a general security agreement and other undertakings in regard to the loans.

In December 2003, the Company repaid the loan and the lender released the Company from the general security agreement.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

7. SHORT-TERM LOANS (cont'd.)

[b] During the year ended December 31, 2003 the Company was advanced $15,000 by a director which was non-interest bearing and was repaid in August 2003.

[c] At December 31, 2002 the Company had a loan with the Bank of Nova Scotia for $158,539 (C$250,000). In April 2003, the Company repaid the loan and the Bank terminated the credit facilities and released the Company from the general security agreement and all other obligations. The fair market value of the loan at December 31, 2002 approximates its carrying value because it had a current market interest rate.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2003 $	2002 $
Trade accounts payable	911,949	1,022,311
Accrued compensation	—	105,726
Accrued liabilities	613,023	249,132
Bank of Scotland guarantee *[note 4(b)]*	355,708	320,883
	1,880,680	1,698,052

9. SHARE CAPITAL

[a] Authorized share capital

The Company's authorized capital consists of 100,000,000 common shares [2002 - 100,000,000] with no par value and 100,000,000 preferred shares [2002 - 100,000,000] with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2003 and 2002.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd.)

[b] Issued and outstanding common shares

	Issued	
	#	$
Balance, December 31, 2000	35,851,060	21,040,882
Issued for cash		
Pursuant to private placement	2,614,404	1,853,516
Pursuant to exercise of stock options	333,946	141,578
Issued to settle fees payable	323,408	259,635
Issued for services [i]	1,819,297	1,322,303
Balance, December 31, 2001	40,942,115	24,617,914
Issued for cash		
Pursuant to private placement	4,503,872	1,545,400
Issued on conversion of convertible loan	856,551	200,000
Issued for settlement of fees payable and severances	479,025	145,598
Issued for services [i]	3,159,437	1,136,507
Shares to be redeemed and cancelled [ii]	—	(92,379)
Balance, December 31, 2002	49,941,000	27,553,040
Issued for cash		
Pursuant to private placement	12,863,895	1,544,715
Pursuant to exercise of stock options	580,100	183,050
Issued on conversion of convertible loan *[note 12(e)]*	1,389,746	182,254
Issued for settlement of fees payable	2,206,966	699,037
Issued for services [i]	2,973,947	745,894
Shares redeemed and cancelled [ii]	(40,000)	—
Balance, December 31, 2003	69,915,654	30,907,990

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd.)

[i] The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards.

    a. The Company has entered into compensation arrangements with non-employees for specified amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. Included in issued for services are 1,536,141 [2002 - 1,379,447] shares, fair valued at $321,082 [2002 - $552,387].

    b. In addition, the Company issued 980,753 [2002 - 675,486] restricted shares to non-employees for services, fair valued at $363,764 [2002 - $217,269]. The shares have a 12 months restriction from the issued date.

    c. The Company has issued 455,794 [2002 - 1,054,916] shares to employees, directors and officers for services rendered, recorded at fair value of $60,922 [2002 - $349,901].

    d. In addition, the Company issued 8,590 [2002 - 49,588] restricted shares to employees and directors for services, fair valued at $2,686 [2002 - $16,950]. The shares have a 12 month restriction from the issue date. During the year, 7,331 [2002 - nil] common shares previously issued to a director of the Company were cancelled and returned to Treasury with a fair value of $2,560 [2002 - $nil].

[ii] At December 31, 2003, the Company has 306,748 [December 31, 2002 - 346,748] common shares to be redeemed. These shares, which were outstanding at year-end, were issued for services in relation to termination of agreements with non-employees and will be redeemed upon satisfying conditions of the termination agreements. Full settlement in cash of $88,000 [December 31, 2002 - $nil] has already been paid to the holder of these common shares as compensation for the redemption.

[c] Shares to be issued

At December 31, 2003, the Company has 7,107,160 [2002 - 3,225,508] common shares to be issued which comprise:

[i] 2,783,677 [2002 - 1,695,484] common shares which are to be issued to a director and non-employees for services rendered under compensation arrangements with a value of $1,351,099 [2002 - $419,073].

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd.)

[ii] 4,185,150 common shares relating to a private placement commenced during the year ended December 31, 2003 [2002 - 1,530,024] and 138,333 common shares are related to exercise of warrants. The private placement is for up to $2.0 million at an offering price between $0.30 and $0.385. At December 31, 2003, the Company had received $1,476,012 [2002 - $352,376] in cash for these shares to be issued [note 19(a)].

[d] Escrow agreement

At December 31, 2003, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

At December 31, 2003, 225,334 common shares were held in escrow from an original total of 676,000 common shares put into escrow. These common shares are to be released from escrow as to 1/3 upon the Company achieving a capitalized stock value (as defined) of $30 million (which occurred in 2000); 1/3 upon the Company achieving a capitalized stock value of $50 million (which occurred in 2000) and 1/3 upon the Company achieving a capitalized stock value of $100 million.

During the period ended December 31, 2003, nil [2002 and 2001 - nil] common shares were released from escrow and at December 31, 2003, 781,334 [2002 - 781,334] common shares are held in escrow.

[e] Stock options

At December 31, 2003, the following stock options to Directors, employees and others were outstanding:

		Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price		Number Outstanding at December 31, 2003	Weighted-Average Exercise Price
$0.20 - $0.23	5,277,088	2.50 years	$0.21		5,240,063	$0.21
$0.30 - $0.90	3,946,900	1.95 years	$0.51		3,946,900	$0.51
$1.00	442,000	0.73 years	$1.00		442,000	$1.00
$1.50	350,000	1.16 years	$1.50		326,000	$1.50
	10,015,988				9,954,963	

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd.)

From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 10,487,348 [2002 - 7,491,150] (15%) common shares for issuance upon the exercise of stock options of which at December 31, 2003, 471,360 [2002 - 1,663,313] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. of Common Shares Issuable	Weighted Average Exercise Price
Balance, December 31, 2000	5,229,642	1.14
Options granted	1,246,859	0.72
Options forfeited or expired	(97,000)	3.61
Options exercised	(1,377,538)	0.64
Balance, December 31, 2001	5,001,963	1.15
Options granted	4,638,298	0.44
Options forfeited or expired	(1,598,725)	0.96
Options exercised	(2,213,699)	0.38
Balance, December 31, 2002	5,827,837	0.63
Options granted	7,603,409	0.24
Options forfeited or expired	(1,299,017)	0.32
Options exercised	(2,116,241)	0.52
Balance, December 31, 2003	10,015,988	0.41

During 2003, the Company repriced 500,000 options issued to a director (or company controlled by Director) from the original exercise price of $0.50 to a new exercise price of $0.30. During 2002, the Company repriced 1,800,000 options issued to directors from the original exercise price of $1.50 to a new exercise price of $0.50.

Included in the options granted in 2003, were 817,300 [2002 - 1,953,170] options to non-employees for services rendered recorded at a fair value of $145,711 [2002 - $613,787].

The weighted-average fair value of options granted in 2003 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $0.20, $0.38, and $0.21 respectively [2002 - $0.37, $0.41, and $0.32; 2001 - $nil, $0.35, and $0.96].

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd.)

The Black Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma information regarding net income and earnings per share is required by CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which also requires that the information be determined as if the Company has accounted for stock options, SA Rights and warrants granted to employees under the fair value method. The fair value for these options, SA Rights and warrants is estimated at the measurement date using a Black Scholes pricing model with the following assumptions for 2003, 2002, and 2001 respectively: Risk free interest rate of 4.5%, 4.5%, and 3.9%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 1.16, 1.13, and 1.19, and a weighted average expected life of the option of 2.7 years [2002 - 4.3 years; 2001 - 4.9 years].

Supplemental disclosure of pro forma loss and loss per share:

	2003 $	2002 $	2001 $
Loss for the period as stated	**(4,984,681)**	(5,261,607)	(6,838,264)
Less stock-based compensation	**676,354**	121,248	564,257
Pro forma loss	**(5,661,035)**	(5,382,855)	(7,402,521)
Basic and diluted loss per share as stated	**(0.09)**	(0.12)	(0.18)
Proforma basic and diluted loss per share	**(0.10)**	(0.12)	(0.20)

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd.)

[f] Common share purchase warrants

During 2003, the Company repriced 200,000 warrants from the original exercise price of $0.40 to a new exercise price of $0.15 and the compensation expense of $16,000 has been recorded.

During the fourth quarter of 2001, the Company made an offer to all existing warrant holders to reduce the exercise price of all outstanding warrants from a weighted average exercise price of $1.59, to a weighted average exercise price of $0.70 in exchange for a reduction in the number of warrants outstanding. No other terms in the original warrants would change. Warrant holders were given 30 days to accept the offer. As at December 31, 2001, 4,009,167 warrants with a weighted average exercise price of $1.55 were cancelled and exchanged for 1,907,526 new warrants with a weighted average exercise price of $0.70. During 2002, an additional 1,323,372 warrants with a weighted-average exercise price of $1.72 were cancelled and exchanged for 618,577 new warrants with a weighted-average exercise price of $0.70. No compensation expense resulted from the warrant repricing.

At December 31, 2003 the common share purchase warrants outstanding were as follows:

	No. of Common Shares Issuable	Exercise Price	Expiration Date
Series F Warrants	933,333	$0.70	March 5, 2005
Series M Warrants	152,897	$0.70 to $1.50	September 18, 2004 - May 09, 2005
Series N-b Warrants	275,756	$0.70	September 5, 2004 - October 1, 2004
Series O Warrants	300,000	$0.35	June 10, 2005
Series P Warrants	1,777,147	$0.40	July 29, 2005 - May 6, 2006
Series Q Warrants	7,200,862	$0.20 to $0.67	August 31, 2005 – August 31, 2008
Series R Warrants	2,500,000	$0.20	August 31, 2008

As at December 31, 2003, all warrants are vested.

(1) 933,333 of the Series F warrants were issued as part of a private placement. These warrants vested upon successful completion of the private placement. 35,000 of the Series F warrants have expired and have been cancelled.

(2) 84,000 Series G warrants expired and were cancelled during the year.

(3) The Series J warrants expired and were cancelled during the year.

(4) The Series K warrants expired and were cancelled during the year.

(5) 64,491,Series L warrants expired and were cancelled during the year.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd.)

(6) The Series M warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. 242,375 Series M warrants expired and were cancelled during the year.

(7) The Series N-b warrants were issued as part of a private placement. These warrants vested upon successful completion of the private placement.

(8) The Series O warrants were issued as a part of a loan agreement [note 12(e)] during the year ended 2002 and the warrants vested immediately upon issue.

(9) The Series P warrants were issued as part of a private placement and for services of non-employees. These warrants vested upon successful completion of the private placement and as services were performed respectively. 1,235,482 Series P warrants were issued during the year.

(10) The Series Q warrants were issued in the current year as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. 818,418 Series Q warrants were issued as part of a loan agreement to certain directors of the Company [note 12(e)].

(11) The Series R warrants were issued in the current year as part of a loan agreement. 2,500,000 Series R warrants were issued as part of the loan financings [note 7(a)].

Compensation expenses recognized for warrants granted during 2003 was $1,265,474 [2002 - $45,994; 2001 - $558,632].

[g] Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value (as defined) of $30 million; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $50 million; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003   (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd.)

At December 31, 2003 1,468,335 [December 2002 - 1,471,668] SA Rights were outstanding and 1,106,668 [December 2002 - 1,111,667] were vested. Compensation expense of $158,808 was recognized during the year for vested SA Rights.

SA Rights transactions and the number of SA Rights outstanding is summarized as follows:

	No. of SA Rights Issued
Balance, December 31, 2001	1,486,667
SA Rights forfeited	(14,999)
Balance, December 31, 2002	1,471,668
SA Rights forfeited	(3,333)
Balance, December 31, 2003	1,468,335

At December 31, 2003, the following SA Rights, all of which were issued to employees, were outstanding:

SA Rights Outstanding	SA Rights Vested	Initial Value	Expiration Date
300,000	200,000	$0.400	December 31, 2008
822,501	635,834	$0.400	January 28, 2004
200,000	133,333	$0.625	May 1, 2004
145,834	137,501	$1.000	May 1, 2004
1,468,335	1,106,668		

Subsequent to December 31, 2003 the Company received redemption notices for 693,335 SA Rights for $108,433 of which $38,666 is to be paid by cash and $69,767 is to be paid by shares.

The Company has an arrangement with a former director of the Company for 300,000 outstanding SA Rights of which 200,000 SA Rights has been vested with an initial value of $0.40 extending the expiration date to December 31, 2008.

[h] Contributed surplus

Contributed surplus includes the fair value of stock options and warrants issued to non-employees for services rendered, the fair value of warrants issued under short-term loan agreements [note 7], the fair value of warrants related to convertible debts, and the intrinsic value of equity awards granted to employees.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd.)

[i] Stock based compensation

The Company has recorded stock based compensation as follows:

	2003 $	2002 $	2001 $
Balance sheet items			
Capital assets	**1,004,564**	105,455	108,137
Share issue costs	**947,202**	—	—
Patents and intellectual property	**—**	—	15,500
Other	**51,000**	11,989	—
	2,002,766	117,444	123,637
Income statement items			
Professional fees	**655,416**	546,286	1,591,381
General and administrative salaries and benefits	**1,712,658**	689,397	383,094
Marketing	**51,628**	42,385	121,790
Rent expense	**—**	40,848	11,330
Interest expense and other	**8,155**	7,094	—
	2,427,857	1,326,010	2,107,595
Total stock based compensation	**4,430,623**	1,443,454	2,231,232

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003   (expressed in U.S. dollars)

9. SHARE CAPITAL (cont'd.)

[j] Basic and diluted loss per common share

	2003	2002	2001
Numerator			
Loss from continuing operations	**(4,921,650)**	(4,366,454)	(6,437,461)
Loss from discontinued operations	**(63,031)**	(895,153)	(400,803)
Net loss	**(4,984,681)**	(5,261,607)	(6,838,264)
Denominator			
Weighted average number of common shares outstanding	**57,398,824**	45,886,312	37,250,303
Escrowed shares	**(781,334)**	(781,334)	(781,334)
	56,617,490	45,104,978	36,468,969
Basic and diluted loss per common share			
Continuing operations	**(0.09)**	(0.10)	(0.18)
Discontinued operations	**—**	(0.02)	(0.01)
Loss per share	**(0.09)**	(0.12)	(0.19)

10. DYNAPOWER MANAGEMENT BUYOUT

In April 2002, the Company sold all tangible assets of its metal cleaning subsidiary, DynaPower, Inc. to the management of DynaPower for nominal consideration of $1 plus future royalties. The Company retains ownership of the intellectual property related to the DynaPower metal cleaning technology and has licensed the intellectual property to DynaPower for a period of seven years from the closing of the sales agreement. The royalties over the seven year period are based on an increasing percentage of the cumulative revenues generated by DynaPower on sales of DynaPower systems. The intellectual property will transfer from the Company to DynaPower on the expiration of the royalty period at March 31, 2009 only if a cumulative sales threshold is reached.

In 2002, the Company recorded write-downs of patents related to DynaPower for $118,732 and in 2001, recorded write-downs of the DynaPower capital assets of $175,037 [notes 5 and 6].

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

11. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum lease commitments for premises and equipment:

	$
2004	87,000
2005	116,000
2006	125,000
2007	136,000
2008	139,000
	603,000

In connection with the Company's West Lorne project (see Note 5) the Company is committed to outstanding construction commitments of approximately $3.3 million.

Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

12. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in notes 7 and 9, the Company had the following transactions with related parties:

[a] Consulting fees and salaries of $1,591,097 for the year ended December 31, 2003 [years 2002 - $639,910; 2001 - $768,336] have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $1,233,418 [2002 - $447,789; 2001 - $371,669] paid by stock based compensation [note 9(b)(i)].

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003

(expressed in U.S. dollars)

12. RELATED PARTY TRANSACTIONS (cont'd.)

[b] Consulting fees and share issue costs of $1,002,085 for the year ended December 31, 2003 [years 2002 - $nil; 2001 - $nil] have been paid to a shareholder of the Company. Included in the amount above, is $1,002,085 [2002 - $nil; 2001 - $nil] paid by stock based compensation.

[c] As at December 31, 2003, $32,673 was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company's BioOil technology and related products. The joint venture had not been formalized at December 31, 2003.

[d] The Company has entered into:

[i] a royalty agreement, pursuant to an agreement to purchase certain patents for an unlimited term with a company controlled by a previous Director of the Company, based on 4% of the gross receipts from unit sales. No sales have occurred to date.

[ii] a 24 month consulting and research agreement, which expired February 9, 2002, with a company controlled by a director of the Company. Included in research and development expenses are fees of $nil [2002 - $nil; 2001 - 90,387] to this related party.

[e] In 2002, the Company entered into loan agreements with certain Directors totaling $182,254. The loans comprised $118,839, which was used to settle amounts owing to certain Directors and $63,415 which was received in cash. The loans and accrued interest were converted in May 2003 into the Company's common shares at 75% of the 10-day average of the Company's market share price prior to conversion. A total of 818,418 warrants were also granted to the lenders in connection with the loans. The warrants have an exercise price ranging from $0.20 to $0.44, expire from May 06, 2006 to December 23, 2006, and are outstanding at December 31, 2003. For the portion of the loans received in cash, interest was charged at a rate of 1% per month and was included in the converted amount. The remaining debt was non-interest bearing.

The carrying value of the loans was accreted up to its fair value over the term to maturity. For the year ended December 31, 2003, $115,633 of accretion interest has been charged to the statement of loss.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

12. RELATED PARTY TRANSACTIONS (cont'd.)

[f] During 2002, the Company entered into a loan agreement with related parties for $200,000 cash, which was converted in 2002 into the Company's common shares at 75% of the 10 day average of the Company's market share price prior to conversion. A total of 300,000 warrants were granted to the lenders in connection with the loans. The warrants have an exercise price of $0.35 per common share and expire on April 30, 2005. Interest was charged at a rate of 1% per month and was payable up to conversion. The warrants are outstanding at December 31, 2003.

The proceeds of the above noted convertible debts were allocated to the debts, the embedded conversion feature and the warrants based on the relative fair values. Accordingly, $94,118 was recorded as liabilities and $105,882 recorded as contributed surplus representing the embedded conversion feature and warrants. The carrying values of the debts were accreted up to their fair value over their maturity terms. For the year ended December 31, 2002, $105,882 of accretion interest was charged to the statement of loss.

[g] On June 3, 2003 the Company entered into a loan agreement with an officer of the Company for $50,000. The loan bears interest at 2% per month and have a 12-month term. The loan agreement also calls for the Company to issue 500,000 warrants exercisable at $0.20 each for a period of five years as part of the loan financings. In December 2003, the Company repaid the loan and the lenders released the Company from the general security agreement.

[h] Pursuant to consulting agreements with certain officers of the Company, which expire on December 31, 2007, the Company is obligated to paid the full term of contract in the event of the officers' early termination. As at December 31, 2003 the compensation obligation payable over the next four years amounts to $1,542,432.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003   (expressed in U.S. dollars)

13. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31, 2003, the Company has loss carryforwards of approximately $22,707,000 to apply against future taxable income in Canada ($20,866,000) and the United Kingdom ($1,826,000) and $742,000 and $319,000 of federal and provincial investment tax credits respectively available for future use in Canada. The United Kingdom loss carryforwards can be carried forward indefinitely. The Canadian losses and investment tax credits expire as follows:

	Federal Investment Tax Credits $	Provincial Investment Tax Credits $	Loss Carryforwards $
2004	—	—	2,070,000
2005	—	—	2,605,000
2006	12,000	—	2,460,000
2007	104,000	—	4,274,000
2008	22,000	—	4,852,000
2009	44,000	7,000	2,176,000
2010	151,000	85,000	2,429,000
2011	177,000	98,000	—
2012	78,000	43,000	—
2013	154,000	86,000	—
	742,000	319,000	20,866,000

In addition, the Company has scientific research and experimental development expenditures of approximately $5,301,000 that can be carried forward indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company's future tax assets as of December 31, 2003 and December 31, 2002 are as follows:

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003   (expressed in U.S. dollars)

13. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES (cont'd.)

	2003	2002
	$	$
Loss carryforwards	8,164,000	6,628,000
Research and development deductions and credits	2,588,000	1,712,000
Capital assets	208,000	681,000
Financing costs	380,000	64,000
Total future tax assets	11,340,000	9,085,000
Valuation allowance	(11,340,000)	(9,085,000)
Net future tax assets	—	—

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2003 and 2002.

14. SUPPLEMENTARY CASH FLOW INFORMATION

	2003	2002	2001
Net change in non-cash working capital	$	$	$
Accounts receivable	(38,399)	8,737	215,908
Government grants receivable	(572,460)	(160,316)	639,665
Inventory	—	10,043	9,548
Prepaid expenses and deposits	10,566	136,434	(36,764)
Deferred revenue	—	(51,981)	(47,189)
Accounts payable and accrued liabilities	227,628	508,142	388,807
	(372,665)	451,059	1,169,975
Interest paid			
Short-term interest paid	63,522	48,661	26,080

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003   (expressed in U.S. dollars)

14. SUPPLEMENTARY INFORMATION (cont'd.)

For the period ended December 31, 2003 the Company recorded no revenue. For the year ended December 31, 2002, 69% and 10% of sales were from two customers. For the year ended December 31, 2001, 31%, 17% and 16% of sales were from three customers. As at December 31, 2003 there were no accounts receivable balances relating to these customers [2002 - $nil].

15. GOVERNMENT ASSISTANCE

Government assistance received during the year ended December 31, 2003 in the amount of $915,237 [2002 - $467,832; 2001 - $674,304] has been recorded as a reduction of expenditures.

Government assistance applied to:	2003 $	2002 $	2001 $
Capital assets and other	422,176	127,144	613,637
Research and development	456,438	288,445	60,667
Other expenses	36,623	52,243	—
Total	915,237	467,832	674,304

[a] Technology Partnerships Canada

During 1997, the Company entered into a contribution agreement with Industry Canada-Technology Partnerships Canada (TPC) whereby the Company is entitled to receive a maximum of approximately $6.3 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The Company has received extensions to the original contribution agreement with TPC to June 30, 2004 while retaining the original cumulative maximum assistance level of $6.3 million. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2003 based on royalties from sales of specified products resulting from the project to a maximum of $12.4 million (Cdn$ 16 million) or until the expiration of contract on December 31, 2012. In early 2002, subsequent to the original amendment, the Company recovered $269,792 relating to eligible expenditures made in 2001. As at December 31, 2003, $695,437 [2002 - $139,745] is included in government grants receivable.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003   (expressed in U.S. dollars)

15. GOVERNMENT ASSISTANCE (cont'd.)

[b] Other contribution agreements

The Company had contribution agreements with other Canadian governmental agencies for a maximum contribution of $376,428 over the 2001 - 2003 period. In the year ended December 31, 2003, the Company received $73,709 [2002 - $98,266; 2001 - $204,244] under these agreements. Of these amounts, $37,339 is included in government grants receivable as at December 31, 2003 [2002 - $20,571; 2001 - $nil].

In the year ended December 31, 2003, $73,709 [2002 - $98,266; 2001 - $164,266] has been used to reduce expenditures made in the current year with the remaining amount at December 31, 2003, $nil [2002 - $nil; 2001 - $39,978] included in current liabilities to be used to reduce expenditures made in subsequent periods. A portion of these funds, to a maximum of $94,238, are repayable under certain defined terms of non-performance.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

16. SEGMENTED INFORMATION

In 2003 the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology, BioTherm™. Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its BioTherm technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

In prior years, the Company also had two other reportable segments: DynaPower and Actuator. In 2002, the Company sold the operating assets of DynaPower to the management of DynaPower and entered into a licensing arrangement for the DynaPower intellectual property retained by the Company [note 10]. The licensing agreement under the Actuator segment expired in 2002 and has not been renewed. Corporate includes other corporate related amounts that are not a separately reportable segment.

	2003 $	2002 $	2001 $
Revenue			
Actuator	—	47,419	—
DynaPower	—	18,480	274,360
BioOil Power Generation	—	2,580	—
Corporate	—	90	—
	—	68,569	274,360
Loss for the period from continuing operations			
Actuator	—	47,419	(111,574)
DynaPower	—	(105,074)	(578,527)
BioOil Power Generation	(4,921,650)	(856,475)	(2,276,293)
Corporate	—	(3,452,324)	(3,471,067)
	(4,921,650)	(4,366,454)	(6,437,461)
Capital expenditures, including patents (net of government grants and disposal)			
DynaPower	—	—	18,412
BioOil Power Generation	1,497,398	182,637	543,980
Corporate	4,702	836	44,257
	1,502,100	183,473	607,649
Amortization and depreciation			
Actuator	—	—	33,912
DynaPower	—	—	100,323
BioOil Power Generation	90,373	197,005	215,546
Corporate	35,207	116,469	54,714
	125,580	313,474	404,495
Total assets			
BioOil Power Generation	3,211,780	865,647	
Corporate	547,825	420,166	
	3,759,605	1,285,813	

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003   (expressed in U.S. dollars)

16. SEGMENTED INFORMATION (cont'd.)

	2003 $	2002 $	2001 $
Geographic information			
Revenue			
United States	—	47,419	109,795
Canada	—	21,060	109,935
Other	—	90	54,630
	—	68,569	274,360
Capital assets			
United States	**685**	792	
Canada	**2,270,176**	720,122	
United Kingdom	**22,561**	29,495	
	2,293,422	750,409	

17. PROJECT ADVANCE

In June 2003 the Company received $154,488 (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project"). The funds were used for pre-development work related to the Project and are to be converted into a Project ownership interest or Company equity upon the decision of whether or not to proceed with the Project. The Project is now proceeding at the site of Erie Flooring in West Lorne Ontario, but the Company has agreed with OPG that they may extend the time until December 31, 2004 to decide whether to convert the Project Advance into either a Project ownership interest or into Company equity based on then current market value.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003   (expressed in U.S. dollars)

18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects to those in the United States ("U.S. GAAP"), except as follows:

[i]   Under U.S. GAAP, the excess, if any, between the fair value of the shares in escrow and the carrying value, will be recorded as compensation expense upon release from escrow. Under Canadian GAAP, shares released from escrow do not give rise to compensation expense.

[ii] Under U.S. GAAP, patent costs are amortized over the life of the patent commencing with the date the patent is granted. Under Canadian GAAP, patent costs are amortized over the life of the patent commencing with commercial production.

[iii] Prior to January 1, 2002, the Company did not record stock-based compensation for Canadian GAAP purposes and as such there was a difference between Canadian and U.S. GAAP. Effective January 1, 2002, the Company has adopted the guidance under CICA Handbook Section 3870 [note 3] which is consistent with U.S. GAAP.

For U.S. GAAP purposes, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to officers, directors, and employees. Compensation expense is calculated based on the difference, on the measurement date, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. During 2003, there were 1,595,456 [2002 – nil; 2001 - 15,940] fixed employee stock options granted with exercise prices less than the market price of the underlying stock on the date of the grant. For U.S. GAAP purposes, the stock appreciation rights ("SA Rights") and performance-based stock options are accounted for as a variable compensation plan under APB 25. Compensation relating to variable plans is recorded in the reconciliation when it becomes probable that the award will be earned.

[iv] For U.S. GAAP purposes, the Company presents the disclosure requirements of Financial Accounting Standard No. 130 ("SFAS 130") in these consolidated financial statements. SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. Other accumulated comprehensive income comprises only the cumulative translation adjustment.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003 (expressed in U.S. dollars)

18. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd.)

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.

	2003 $	2002 $	2001 $
Loss for the year, Canadian GAAP	4,984,681	5,261,607	6,838,264
Adjustment for patent cost amortization	—	—	951
Adjustment for stock based compensation	—	—	(166,595)
Adjust for patent write-down	—	2,862	(69,728)
Loss for the year, U.S. GAAP	4,984,681	5,264,469	6,602,892
Unrealized losses on foreign currency translation	146,363	24,321	148,360
Comprehensive loss for the year, U.S. GAAP	5,131,044	5,288,790	6,751,252
Weighted average number of common shares outstanding	56,617,490	45,094,978	36,458,969
Basic and diluted loss per common share, U.S. GAAP	(0.09)	(0.12)	(0.18)

Consolidated balance sheet items which vary significantly under accounting principles generally accepted in the United States would be as follows:

	2003 $	2002 $
Share capital	33,094,758	29,739,808
Shares to be issued	2,827,111	771,449
Contributed surplus	5,096,189	2,979,508
Other accumulated comprehensive income	(690,107)	(543,744)
Deficit	(38,603,514)	(33,618,833)
Shareholders' equity	1,724,437	(671,812)

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2003   (expressed in U.S. dollars)

19. SUBSEQUENT EVENTS

[a] As described in note 9(c), during the first 4 months in 2004, the Company issued 7,189,609 common shares for total proceeds of $2,755,162, inclusive of $1,476,012 received as at December 31, 2003 relating to a private placement commencing during third quarter of 2003.

[b] On February 17, 2004 the Company subscribed for an additional 9,980 A Units and Magellan Aerospace subscribed for 10 A Units of the West Lorne Biooil Co-generation Limited Partnership to bring the relative ownership percentage to 99.9% as to DynaMotive and 0.1% as to Magellan.

[c] On March 5, 2004 the Company signed a Contribution Agreement with Sustainable Development Technology Canada ("SDTC") whereby SDTC will contribute C$5,000,000 (US$3.8 million) to the capital cost of the Company's Erie Flooring 100 tonne per day BioOil co-generation project development. This amount will be a grant and will be accounted for as a reduction in the capital cost of the project.

20. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

CERTIFICATIONS

I, R. Andrew Kingston, President and Chief Executive Officer of DynaMotive Energy Systems Corporation, certify that;

(1) I have reviewed this Annual Report on Form 20-F of DynaMotive Energy Systems Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(0) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 17, 2004

/S/ R. Andrew Kingston

By: R. Andrew Kingston
Title: President and Chief Executive Officer

CERTIFICATIONS

I, Brian Richardson, Chief Financial Officer of DynaMotive Energy Systems Corporation, certify that;

(1) I have reviewed this Annual Report on Form 20-F of DynaMotive Energy Systems Corporation.

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    d) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    e) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    f) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    c) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

d) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: May 17, 2004

/s/_Brian Richardson

By: Brian Richardson
Title: Chief Financial Officer

Item 19. Exhibits

Exhibit	Exhibit Description
3.1(a)	Company Act Memorandum of DynaMotive Technologies Corporation, as amended to August 15, 2000 (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB filed on August 15, 2000 and incorporated herein by reference.)
3.1(b)	Amendment to the Company act Memorandum of DynaMotive Energy Systems Corporation, dated July 3, 2001 (filed as Exhibit 3.1(b) to the Company's Quarterly Report on Form 10-Q filed on August 14, 2001 and incorporated herein by reference.)
3.2	Articles of DynaMotive Technologies Corporation, as amended to date (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-QSB filed on August 15, 2000 and incorporated herein by reference.)
4.1	Sustainable Development Technology Canada Contribution Agreement dated as of March 5, 2004.
4.2	Modification No. M1 to the Sustainable Development Technology Canada Contribution Agreement dated as of April 6, 2004.
4.3	Loan Agreement between Memorial Gift Trust, James Acheson and the Company dated June 3, 2003
4.4	Technology Partnerships Canada Agreement dated July 29, 1997 including amendments dated February 2, 1998 to August 29, 2003
10.21	Escrow Agreement, dated January 10, 1995, by and among the Company, Montreal Trust Company of Canada and the holders of the 3,140,900 escrowed shares (filed as Exhibit 10.21 to the Company's Registration Statement on Form SB-2, Registration No. 33-98622, and incorporated herein by reference.)
10.28	February 9, 2000 Agreement to Purchase Patents and Rights between DynaMotive Technologies Corporation and RTI Resource Transforms International, Ltd., (filed as Exhibit 10.28 to the Company's Form 10-QSB filed on May 15, 2000, and incorporated herein by reference.)
12.1	Certification of chief executive officer
12.2	Certification of chief financial officer

<u>SIGNATURES</u>

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DynaMotive Energy Systems Corporation

Date: May 17, 2004

By: /s/ R. Andrew Kingston
           R. Andrew Kingston
           President and Chief Executive Officer

By: /s/ Brian Richardson
           Brian Richardson
           Chief Financial Officer